                                                This filing is made pursuant
                                                to Rule 424(b)(4) under
                                                the Securities Act of 1933
                                                in connection with Registration
                                                No. 333-28047 and Registration
                                                No. 333-28939

                             [PACIFIC SUNWEAR LOGO]
                                 840,000 SHARES

                                  COMMON STOCK

     All of the 840,000 shares of Common Stock offered hereby are being issued and sold by Pacific Sunwear of California, Inc. ("Pacific Sunwear" or the "Company"). On June 10, 1997, the last sale price of the Company's Common Stock, as reported on the Nasdaq National Market, was $38.00 per share. See "Price Range of Common Stock." The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "PSUN."

                            ------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================
                                                                  UNDERWRITING
                                                 PRICE TO        DISCOUNTS AND       PROCEEDS TO
                                                  PUBLIC          COMMISSIONS         COMPANY(1)
----------------------------------------------------------------------------------------------------
Per Share..................................       $37.00             $2.15              $34.85
----------------------------------------------------------------------------------------------------
Total(2)...................................    $31,080,000         $1,806,000        $29,274,000
====================================================================================================

(1) Before deducting expenses of $300,000, all of which are payable by the Company.

(2) The Company has granted the Underwriters a 30-day option to purchase up to an additional 126,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $35,742,000, $2,076,900 and $33,665,100, respectively.

                            ------------------------

     The Common Stock is offered hereby by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Common Stock will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens & Company"), San Francisco, California, on or about June 16, 1997.

ROBERTSON, STEPHENS & COMPANY

                               ALEX. BROWN & SONS
                                  INCORPORATED

                                             THE ROBINSON-HUMPHREY COMPANY, INC.

                  The date of this Prospectus is June 11, 1997

  [INSIDE FRONT COVER: LARGE PHOTOGRAPH DEPICTING STORE EXTERIOR WITH SMALLER
   PHOTOGRAPHS BELOW FEATURING YOUNG ADULTS IN ACTIVE MODES MODELLING APPAREL
                            OFFERED BY THE COMPANY.]

  [GATEFOLD: LARGE PHOTOGRAPHS DEPICTING THE COMPANY'S FOOTWEAR DEPARTMENT AND JUNIOR DEPARTMENT FEATURING A TYPICAL STORE'S MERCHANDISE OFFERING WITH SMALLER PHOTOGRAPHS FEATURING YOUNG ADULTS IN ACTIVE MODES MODELLING APPAREL OFFERED BY
                                 THE COMPANY.]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Prospectus Summary....................................................................    4
Risk Factors..........................................................................    7
Use of Proceeds.......................................................................   12
Dividend Policy.......................................................................   12
Price Range of Common Stock...........................................................   12
Capitalization........................................................................   13
Selected Financial Data...............................................................   14
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   16
Business..............................................................................   24
Management............................................................................   33
Underwriting..........................................................................   35
Legal Matters.........................................................................   36
Experts...............................................................................   36
Available Information.................................................................   37
Incorporation of Certain Documents by Reference.......................................   37
Index to Financial Statements.........................................................  F-1

     "Pacific Sunwear of California," "Pacific Sunwear," "Bullhead," "Breakdown," "Diversion," "Island Force," "Hoax," "Rare Brew," "Betty's Space" and "Tilt" are trademarks owned by the Company. All rights are fully reserved. All other trademarks and trade names used in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) is adjusted to reflect the three-for-two stock split of the Company's Common Stock effected in October 1996. References herein to fiscal years are to the Company's 52-or 53-week fiscal year, which ends on the Sunday nearest January 31 in the following calendar year. For example, references to fiscal 1996 shall mean the fiscal year ended February 2, 1997. Except for the fiscal year ended February 4, 1996, which had 53 weeks, all fiscal years for which information is included in this Prospectus had 52 weeks. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information, including that set forth under "Risk Factors" and in the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

     Pacific Sunwear is a leading mall-based specialty retailer of everyday casual apparel, accessories and footwear designed to meet the lifestyle needs of active teens and young adults. The Company's customers are primarily young men aged 12 to 22, as well as young women of the same age who generally prefer a casual look. Pacific Sunwear offers many of the brands best-known by its target customers, as well as other "cutting edge" brands that reflect fashion trends considered timely by the Company's customers. Key brands in young men's apparel offered by the Company include Billabong, JNCO, Quiksilver, Rusty and Redsand. Key brands in juniors (merchandise for young women) include Roxy (Quiksilver), Rusty, Hang Ten, Generation X and JNCO, and in footwear include Dr. Martens, Airwalk, Etnies and Vans. Pacific Sunwear also offers a wide selection of private brand merchandise under various labels including "Bullhead" and "Breakdown," which are targeted at specific customer segments. Pacific Sunwear believes that offering high quality private brands contributes to its status as a key fashion resource for the casual teen lifestyle and differentiates the Company from its competitors.

     Since mid-1995, Pacific Sunwear has implemented several strategic merchandising initiatives which it believes have enhanced its ability to serve the fashion needs of its customers. The Company significantly expanded its pant assortment for young men chainwide in order to address the apparel needs of its customers in general and the needs of customers in colder climate regions such as the Northeast and Midwest in particular. In addition, the Company introduced the categories of juniors and footwear on a test basis in a limited number of stores beginning in the summer of 1995. The Company introduced juniors in an effort to broaden its customer base, as well as to provide its existing female customers with a wider array of apparel choices. Footwear was introduced in response to customer demand and has allowed the Company to provide its customers with a complete wardrobe for the casual teen lifestyle.

     Based on the initial success of these merchandising initiatives, Pacific Sunwear decided in late 1995 to increase its prototype store size from approximately 2,000 to approximately 3,000 square feet. In fiscal 1996, the Company opened 30 new stores, 26 of which were in the larger format, and in the first thirteen weeks of fiscal 1997, opened 11 new stores, all of which were in the larger format. The Company plans to open approximately 39 and 60 new larger format stores during the remainder of fiscal 1997 and in fiscal 1998, respectively. In fiscal 1996, the Company also began enlarging the size of certain existing stores through expansion or relocation in order to accommodate its new categories of juniors and footwear as well as its expanded assortment of pants. In fiscal 1996 and in the first thirteen weeks of fiscal 1997, the Company expanded or relocated seven and two stores, respectively, and expects to expand or relocate 10 to 13 and 10 to 15 stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, all of which are expected to include juniors and footwear. The Company substantially completed its rollout of juniors to its existing smaller stores by adding juniors to 39 of such stores in the first thirteen weeks of fiscal 1997, and at May 4, 1997, carried juniors in 182 of its stores, of which 77 also offered footwear. By the end of fiscal 1997, the Company expects to carry juniors in approximately 233 of the 256 stores it expects to be open, of which approximately 143 will also offer footwear.

     The Company has expanded from 11 stores in California at the end of fiscal 1986 to 219 stores in 33 states as of May 4, 1997. Primarily as a result of this expansion and the strategic merchandising initiatives undertaken in mid-1995, Pacific Sunwear's annual net sales have grown from $45.8 million in fiscal 1992 to $155.3 million in fiscal 1996, representing a compound annual growth rate of more than 35%. The Company's stores are primarily concentrated in three regions: the Northeast (26%), the Midwest (23%) and California (22%). Based on the performance of its stores in these different regions of the country, the Company believes its merchandise has a broad appeal that enables it to operate successfully in diverse geographic markets.

                                  THE OFFERING

Common Stock Offered by the Company............  840,000 shares
Common Stock Outstanding After the Offering....  8,975,134 shares(1)
Use of Proceeds................................  To open new stores, expand or relocate selected existing stores, relocate its
                                                 distribution center and corporate offices
                                                 and for working capital and general
                                                 corporate purposes. See "Use of Proceeds."
Nasdaq National Market Symbol..................  PSUN

---------------

(1) Excludes an aggregate of 798,643 shares issuable upon exercise of options outstanding at May 4, 1997 granted under the Company's stock option plans, at a weighted average exercise price of $10.65 per share, and an aggregate of 56,250 shares of restricted stock to be issued in June 1997.

                    SUMMARY OF FINANCIAL AND OPERATING DATA
          (in thousands, except per share and selected operating data)

                                                                                              THIRTEEN WEEKS
                                                      FISCAL YEAR ENDED                          ENDED(1)
                                     ----------------------------------------------------   -------------------
                                     JAN. 31,   JAN. 30,   JAN. 29,   FEB. 4,    FEB. 2,     MAY 5,     MAY 4,
                                       1993       1994       1995       1996       1997       1996       1997
                                     --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA:
  Net sales........................  $ 45,787   $ 54,928   $ 85,316   $112,921   $155,261   $ 27,641   $ 38,933
  Gross margin.....................    14,592     16,688     25,835     32,133     49,135      7,278     11,707
  Operating income (loss)..........     3,942      3,901      5,802      4,137     12,009       (298)     1,764
  Net income (loss)................     3,021      2,711      3,851      2,624      7,412       (170)     1,124
  Net income (loss) per share(2)...  $   0.60   $   0.35   $   0.48   $   0.33   $   0.89   $   (.02)  $   0.13
  Weighted average common and
    common equivalent shares
    outstanding(2).................     5,364      7,691      7,977      8,023      8,303      7,892      8,443
SELECTED OPERATING DATA:
  Stores open at end of period.....        60         83(3)      128       182        209        191        219
  Stores opened during period......         8         24         46         55         30          9         11
  Stores closed during period......         1          0          1          1          3          0          1
  Average net sales per gross
    square foot(4)(5)..............  $    428   $    388   $    378   $    340   $    377   $     75   $     84
  Average net sales per
    store(4)(5)....................  $818,000   $766,000   $761,000   $684,000   $792,000   $150,000   $184,000
  Square footage of gross store
    space at end of period.........   115,410    168,552    251,537    364,069    455,607    391,158    487,835
  Comparable store net sales
    increase (decrease)(5)(6)......      23.0%      (2.1)%      2.3%      (2.2)%     15.7%      10.5%      17.5%

                                                                                        MAY 4, 1997
                                                                                  ------------------------
                                                                                  ACTUAL     ADJUSTED(7)
                                                                                  -------   --------------
BALANCE SHEET DATA:
  Working capital...............................................................  $21,414      $ 50,388
  Total assets..................................................................   68,338        97,312
  Long-term debt................................................................       --            --
  Shareholders' equity..........................................................   49,225        78,199

---------------

(1) The business of the Company is seasonal and results for any period less than a full fiscal year are not necessarily indicative of results that may be achieved for a full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

(2) Adjusted to give effect to a three-for-two stock split effected as of October 9, 1996.

(3) Three of the Company's stores were closed temporarily due to damage suffered in an earthquake in January 1994 centered in Northridge, California. Two of these stores, which reopened in fiscal 1994, are included in the number of stores open at January 30, 1994. The third store, located in Northridge, was reopened in fiscal 1995 and was treated as a new store opened during that period, and is not included in the number of stores open at January 30, 1994.

(4) For purposes of calculating these amounts, the amount of square footage and the number of stores reflect the number of months during the period that new stores and stores that were closed during the period were open.

(5) These amounts have been adjusted to exclude the fifty-third week in the fiscal year ended February 4, 1996.

(6) For the fiscal years ended on or before January 30, 1994, comparable stores were defined as those stores open at least one year as of the beginning of the applicable fiscal year. Effective January 31, 1994, the Company changed the way comparable store net sales are calculated. For the fiscal year ended January 29, 1995 and thereafter, stores are deemed comparable stores on the first day of the first month following the one-year anniversary of their opening. Commencing in fiscal 1996, in conjunction with the expansion or relocation of certain stores to the larger format, the Company excluded from comparable store net sales calculations each such store's net sales results beginning on the first day of the month of its expansion or relocation. Each of these stores will be deemed a comparable store on the first day of the first month following the one-year anniversary of its expansion or relocation.

(7) Adjusted to reflect the sale by the Company of the 840,000 shares of Common Stock offered hereby at the public offering price of $37.00 per share and the application of the estimated net proceeds therefrom.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. The following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock offered hereby.

MERCHANDISING/FASHION SENSITIVITY; PRIVATE BRAND MERCHANDISE

     The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and to provide merchandise that satisfies customer demand in a timely manner. The Company's failure to anticipate, identify or react appropriately to changes in fashion trends could have a material adverse effect on the Company's business, financial condition and results of operations. Misjudgments or unanticipated changes in fashion trends could lead to excess inventories and higher markdowns, and continued fashion misjudgments could have a material adverse effect on the Company's image with its customers. Sales from private brand merchandise have grown as a percentage of net sales from 23% in fiscal 1994 to 38% in fiscal 1996. Because the Company's private brand merchandise generally carries higher merchandise margins than its other merchandise, the Company's failure to anticipate, identify and react to fashion trends with its private brand merchandise, particularly if the percentage of net sales derived from private brand merchandise continues to increase, may have a greater adverse affect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPANSION AND MANAGEMENT OF GROWTH

     Pacific Sunwear's continued growth depends to a significant degree on its ability to open and operate stores on a profitable basis and on management's ability to manage the Company's planned expansion. The Company opened an aggregate of 85 stores during fiscal 1995 and fiscal 1996, bringing the total number of stores to 209 as of February 2, 1997, representing an increase of approximately 81% in total square footage. In addition, Pacific Sunwear opened 11 stores in the first thirteen weeks of fiscal 1997 and plans to open approximately 39 stores and 60 stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, and expand or relocate 10 to 13 and 10 to 15 existing stores to larger format stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, representing an additional increase of approximately 78% in total square footage. The Company's recent and planned expansion includes the opening of stores in new geographic markets. These new markets have in the past presented, and may in the future present, competitive and merchandising challenges that are different from those faced by the Company in its existing geographic markets. Pacific Sunwear's planned expansion is dependent upon a number of factors, including the ability of the Company to locate and obtain favorable store sites, negotiate acceptable lease terms, obtain adequate merchandise supply and hire and train qualified management level and other employees. Factors beyond the Company's control may also affect the Company's ability to expand, including general economic and business conditions affecting consumer spending. There can be no assurance that the Company will achieve its planned expansion or that such expansion will be profitable.

     If the Company's operations continue to grow, there could be increasing strain on the Company's resources, and the Company could experience difficulties relating to a variety of operational matters, including hiring, training and managing an increasing number of employees, obtaining sufficient quantities of merchandise from its preferred vendors, obtaining sufficient materials and contract manufacturers to produce its private brand products, expanding its distribution facility and enhancing its financial and operating systems. There can be no assurance that the Company will be able to manage its growth effectively. Any failure to manage growth could have a material adverse effect on the Company's business, financial condition and results of operations.

INTRODUCTIONS OF JUNIORS AND FOOTWEAR; LARGER STORE FORMAT

     In the second half of fiscal 1995, the Company introduced juniors and footwear to its merchandise categories in a limited number of stores, and at May 4, 1997 approximately 83% of its stores carried juniors and approximately 35% of its stores carried footwear. The Company expects these percentages to be approximately 91% and 56%, respectively, by the end of fiscal 1997. The Company believes that the addition of juniors and footwear has had a positive impact on the Company's results of operations. However, the Company believes there are many additional risks associated with offering juniors and footwear merchandise, including the risks that (i) the juniors and footwear categories may be more competitive than most of the Company's other apparel categories, (ii) certain of the Company's principal vendors for juniors are relatively recent entrants to this apparel category, (iii) the Company only recently established its relationships with many of its current vendors for juniors and with all of its current vendors for footwear, and (iv) the Company's management team does not have as much experience with respect to the identification and appropriate reaction to fashion trends in these two new segments. As a result, no assurance can be given that the addition of juniors and footwear will prove to be profitable over the longer term.

     As a result of the initial favorable results from the introduction of juniors and footwear, the Company has increased the size of its new stores. Twenty-six of the 30 new stores opened in fiscal 1996 were in the new larger format, which averages approximately 3,000 square feet, an increase of approximately 50% from the average store size for all of the Company's stores as of the end of fiscal 1995. All of the 11 new stores opened in the first thirteen weeks of fiscal 1997 were in the new larger format. The Company expects that the approximately 39 new stores remaining to be opened in fiscal 1997 and 60 new stores expected to be opened in fiscal 1998 will be in the new larger format. In addition, the Company expanded or relocated seven and two of its existing stores to the larger format in fiscal 1996 and the first thirteen weeks of fiscal 1997, respectively. The Company expects to expand or relocate an additional 10 to 13 and 10 to 15 of its existing stores to the larger format during the remainder of fiscal 1997 and in fiscal 1998, respectively. The Company believes that the results to date of its larger store format have been favorable. However, because of the higher level of expense associated with the opening and operation of the larger format stores, and the Company's relatively short operating history with juniors and footwear merchandise, no assurance can be given that the larger stores will prove to be profitable over the longer term.

RELIANCE ON KEY VENDORS AND PRIVATE BRAND CONTRACT MANUFACTURERS

     The Company does not own or operate any manufacturing facilities and does not have any long term contractual relationships with its vendors and contract manufacturers. The Company's business is dependent upon its ability to purchase current season, brand name apparel at competitive prices in adequate quantities and with timely deliveries. Most of the Company's brand name vendors have limited resources, production capacities and operating histories, and many have intentionally limited the distribution of their merchandise. The inability or unwillingness of key vendors to increase their sales to the Company to keep pace with the Company's anticipated growth, or the loss of one or more key vendors for any reason, could have a material adverse effect on the Company's business, financial condition and results of operations. In fiscal 1996 and in the first thirteen weeks of fiscal 1997, the Company's three largest vendors in the aggregate accounted for approximately 21% and 23% of the Company's net sales, respectively. There can be no assurance that the Company will be able to acquire brand name merchandise in sufficient quantity and on terms favorable to the Company in the future. Approximately 38% and 35% of the Company's net sales in fiscal 1996 and in the first thirteen weeks of fiscal 1997, respectively, resulted from sales of private brand merchandise manufactured to the Company's specifications by contract manufacturers. Delays in receiving such private brand merchandise, or deterioration in the quality thereof, could materially and adversely affect the Company's business, financial condition and results of operations. See "Business -- Merchandising."

ECONOMIC CONDITIONS AND CONSUMER SPENDING

     The apparel industry historically has been subject to substantial cyclical variations. The Company's business is sensitive to changing levels of consumer spending, and the Company's sales and profitability may be adversely affected by unfavorable local, regional or national economic conditions. Substantially all of the Company's stores are located in regional shopping malls and the Company's sales benefit from a high volume of traffic in such malls. The Company therefore depends in part on the ability of mall "anchor" tenants and other area attractions, including movie theaters, to generate consumer traffic in the vicinity of the Company's stores. The Company's sales also depend on the continuing popularity of malls as shopping and leisure-time destinations for teens and young adults. Mall traffic and sales volume may be adversely affected by economic downturns, severe weather, natural disasters, a decrease in the amount of discretionary income of the Company's customers, the closing of anchor department stores and declines in the desirability of the shopping environment in a particular mall, all of which could adversely affect the Company's business, financial condition and results of operations.

FLUCTUATIONS IN COMPARABLE STORE NET SALES RESULTS

     The Company's comparable store net sales results have fluctuated significantly in the past, on both an annual and quarterly basis, and are expected to continue to fluctuate in the future. A variety of factors affect the Company's comparable store net sales results, including general economic conditions, fashion trends, the retail sales environment, the timing of promotional events, changes in the Company's merchandise mix, calendar shifts of holiday periods, actions by competitors and weather conditions. Although comparable store net sales increased in each quarter of fiscal 1996 and in the first quarter of fiscal 1997, the Company experienced decreases in comparable store net sales in each of the first three quarters of fiscal 1995 and for fiscal 1995 as a whole, and there can be no assurances that the comparable store net sales results for any particular fiscal quarter or fiscal year in the future will not decrease. The Company's future comparable store net sales results are likely to have a significant effect on the market price of the Company's Common Stock.

GEOGRAPHIC CONCENTRATION

     As of May 4, 1997, the Company operated approximately 26%, 23% and 22% of its stores in the Northeast, the Midwest and California, respectively, and plans to expand within its existing markets and to enter new markets. As a result, the Company will be susceptible to fluctuations in its business caused by severe weather, natural disasters or adverse economic conditions in one or more of these geographic regions and in any other regions in which the Company establishes a significant presence, which could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON SINGLE DISTRIBUTION FACILITY

     The Company's distribution functions for all of its stores are handled from a single facility in Anaheim, California. The Company intends to relocate its distribution center in 1998 to a larger facility. Any significant interruption in the operation of the distribution facility, due to relocation or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN MERCHANDISE SOURCING

     A significant portion of the Company's private brand merchandise is manufactured outside the United States, principally in Asia and Mexico, through arrangements with contract manufacturers. As a result, the Company's operations are subject to the risks generally associated with doing business abroad, such as foreign government regulations, political instability, the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports, significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds. The inability of a contract manufacturer to ship orders in a timely manner could cause the Company to fail to meet the merchandise requirements of its stores for those items, which could result in lost sales and dissatisfied customers. Any significant interruption in the Company's foreign sourcing would have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Merchandising."

SEASONALITY AND QUARTERLY RESULTS

     The Company's business is seasonal by nature, with the Christmas and back-to-school periods historically accounting for the largest percentage of annual net sales. The Company's first quarter historically accounts for the smallest percentage of annual net sales. In fiscal 1996 and fiscal 1995, excluding sales generated by new and expanded or relocated stores, the Christmas and back-to-school periods together accounted for approximately 36% of the Company's annual net sales and a higher percentage of the Company's operating income. In fiscal 1996, excluding net sales generated by new and expanded or relocated stores, approximately 43% of the Company's annual net sales occurred in the first half of the fiscal year and 57% occurred in the second half. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings, the amount of revenue contributed by new stores, changes in the mix of products sold, the timing and level of markdowns, the timing of store closings, expansions and relocations, competitive factors and general economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The retail apparel business is highly competitive. Pacific Sunwear competes on a national level with certain leading department stores and national retail chains which offer the same or similar brands and styles of merchandise. Pacific Sunwear also competes with a wide variety of regional and local specialty stores. Many of Pacific Sunwear's competitors are larger and have significantly greater resources than the Company, and there is no assurance that the Company will compete successfully in the future. See "Business -- Competition."

RELIANCE ON KEY PERSONNEL

     The continued success of the Company is dependent to a significant degree upon the services of its key personnel, particularly its executive officers. The loss of the services of any member of senior management could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's success in the future will also be dependent upon the Company's ability to attract and retain qualified personnel. The Company's inability to attract and retain such additional qualified personnel in the future could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of the Company's articles of incorporation and bylaws may be deemed to have anti-takeover effects and may discourage, delay or prevent a takeover attempt that might be considered in the best interests of the shareholders of the Company. These provisions, among other things: (i) classify the Company's Board of Directors into two classes of directors with each class serving staggered two-year terms if there are at least six but less than nine directors, and into three classes of directors with each class serving staggered three-year terms, if the number of directors is nine or more; (ii) eliminate cumulative voting rights; and (iii) authorize the issuance of "blank check" preferred stock having such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any vote or further action by the shareholders of the Company.

VOLATILITY OF STOCK PRICE

     The market price of the Company's Common Stock has fluctuated substantially since the Company's initial public offering in March 1993. There can be no assurance that the market price of the Common Stock will not continue to fluctuate significantly. Future announcements concerning the Company or its competitors, quarterly variations in operating results or comparable store net sales, the introduction of new merchandise or changes in pricing policies by the Company, its vendors or its competitors, changes in earnings estimates by analysts or changes in accounting policies, among other factors, could cause the market price of the Common Stock to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many small public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

IMPORTANT FACTORS RELATED TO FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the future economic performance of the Company. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to: (i) the planned opening of approximately 39 stores and 60 stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, and expansion or relocation of 10 to 13 and 10 to 15 stores during the remainder of fiscal 1997 and in fiscal 1998, respectively; (ii) the increase in the average new store size; (iii) the success of the Company's juniors and footwear merchandising initiatives; (iv) statements regarding increased sales per store and sales growth as a consequence of adding new stores; (v) the timely availability of branded and private brand merchandise in sufficient quantities to satisfy customer demand; (vi) the growth in store operating and general and administrative expenses as a result of store expansion; and (vii) the sufficiency of the Company's working capital, bank line of credit and cash flow from operating activities, combined with the net proceeds from the sale of Common Stock offered hereby, for the Company's future operating and capital expenditure requirements.

     The forward-looking statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements, including, without limitation, the following: (i) the ability of the Company to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand; (ii) the level of demand for the merchandise offered by the Company; (iii) the ability of the Company to locate and obtain favorable store sites, negotiate acceptable lease terms, and hire and train employees; (iv) management's ability to manage the Company's planned expansion; (v) the availability of merchandise from the Company's vendors and private brand sources; (vi) the effect of economic conditions; (vii) the effect of severe weather or natural disasters; (viii) the effect of competitive pressures from other retailers, particularly including those in the recently introduced juniors and footwear categories; and (ix) foreign trade relationships, including any disruption of trade with the countries in which the Company's private brand contract manufacturers are located. Results actually achieved thus may differ materially from expected results in these statements.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 840,000 shares of Common Stock offered hereby are estimated to be $29.0 million ($33.4 million if the Underwriters' over-allotment option is exercised in full) at the public offering price of $37.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company.

     The Company intends to use the net proceeds to open new larger format stores during the remainder of fiscal 1997 and in fiscal 1998, to expand or relocate certain existing stores during the remainder of fiscal 1997 and in fiscal 1998, and to relocate its distribution center and corporate offices in fiscal 1998. See "Business -- Stores -- Expansion." Pending the foregoing, the Company will invest the net proceeds in short-term, investment grade, interest-bearing obligations. The Company on occasion reviews possible business and store acquisitions and expects that it will continue to explore possible acquisitions to expand its operations. The Company is not currently a party to any agreement or understanding with respect to any prospective acquisition.

                                DIVIDEND POLICY

     The Company has never paid any cash dividends on its Common Stock and does not intend to pay any cash dividends on its Common Stock in the foreseeable future. In addition, the Company's current line of credit arrangement prohibits the payment of cash dividends on its capital stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PSUN." The following table sets forth, for the Company's fiscal periods indicated, the range of high and low prices per share for the Common Stock, as adjusted to reflect the three-for-two stock split of the Company's Common Stock effected in October 1996, as reported by the Nasdaq National
Market:

                                                                      HIGH       LOW
                                                                     ------     ------
        FISCAL 1995
          First Quarter............................................  $ 9.83     $ 4.83
          Second Quarter...........................................    5.67       3.63
          Third Quarter............................................    5.67       3.67
          Fourth Quarter...........................................    7.00       4.33

        FISCAL 1996
          First Quarter............................................  $12.67     $ 4.67
          Second Quarter...........................................   17.50       8.84
          Third Quarter............................................   25.00      12.50
          Fourth Quarter...........................................   29.50      20.06

        FISCAL 1997
          First Quarter............................................  $36.25     $25.75
          Second Quarter (through June 10, 1997)...................   39.44      30.13

     On June 10, 1997, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $38.00 per share. As of May 23, 1997 there were approximately 98 holders of record of the Common Stock, and the number of beneficial holders of the Common Stock was estimated to be in excess of 900.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of Pacific Sunwear as of May 4, 1997, and as adjusted to reflect the receipt of the estimated net proceeds from the issuance and sale of the 840,000 shares of Common Stock offered hereby at the public offering price of $37.00 per share and the application of the estimated net proceeds therefrom:

                                                                           MAY 4, 1997
                                                                     -----------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                     -------     -----------
                                                                         (in thousands)
    Long-term debt.................................................  $    --       $    --
    Shareholders' equity:
      Common Stock, $.01 par value: 22,500,000 shares authorized,
         8,135,134 outstanding, actual; 8,975,134 outstanding, as
         adjusted(1)...............................................       81            89
      Additional paid-in capital...................................   31,292        60,258
      Retained earnings............................................   17,852        17,852
                                                                     -------       -------
         Total shareholders' equity................................   49,225        78,199
                                                                     -------       -------
              Total capitalization.................................  $49,225       $78,199
                                                                     =======       =======

---------------

(1) Excludes an aggregate of 798,643 shares issuable upon exercise of options outstanding at May 4, 1997 granted under the Company's stock option plans, at a weighted average exercise price of $10.65 per share, and an aggregate of 56,250 shares of restricted stock to be issued in June 1997. Also excludes an aggregate of 258,845 additional shares reserved for issuance under these plans.

                            SELECTED FINANCIAL DATA

     The following balance sheet and income statement data as of February 2, 1997 and February 4, 1996, and for each of the three fiscal years in the period ended February 2, 1997 are derived from the financial statements of the Company, which were audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere herein. The balance sheet and income statement data as of January 29, 1995, January 30, 1994 and January 31, 1993 and for the two fiscal years in the period ended January 30, 1994 were derived from the Company's audited financial statements for such years. The selected financial data as of and for the thirteen weeks ended May 4, 1997 and May 5, 1996 have been derived from unaudited financial statements of the Company. In the opinion of the Company, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations for such periods. The results for the thirteen weeks ended May 4, 1997 may not be indicative of the results to be achieved for the entire fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and related Notes thereto and other financial information included elsewhere in this Prospectus or incorporated herein by reference.

                                                                                                    THIRTEEN WEEKS
                                                           FISCAL YEAR ENDED(1)                        ENDED(2)
                                           ----------------------------------------------------   -------------------
                                           JAN. 31,   JAN. 30,   JAN. 29,   FEB. 4,    FEB. 2,     MAY 5,     MAY 4,
                                             1993       1994       1995       1996       1997       1996       1997
                                           --------   --------   --------   --------   --------   --------   --------
                                                  (in thousands, except per share and selected operating data)
INCOME STATEMENT DATA:
  Net sales..............................  $ 45,787   $ 54,928   $ 85,316   $112,921   $155,261   $ 27,641   $ 38,933
  Cost of goods sold (including buying,
    distribution and occupancy costs)....    31,195     38,240     59,481     80,788    106,126     20,363     27,226
                                           --------   --------   --------   --------   --------   --------   --------
  Gross margin...........................    14,592     16,688     25,835     32,133     49,135      7,278     11,707
  Selling, general and administrative
    expenses.............................    10,650     12,787     20,033     27,996     37,126      7,576      9,943
                                           --------   --------   --------   --------   --------   --------   --------
  Operating income (loss)................     3,942      3,901      5,802      4,137     12,009       (298)     1,764
  Interest income (expense), net.........       (51)       403        307         63        237         29         96
                                           --------   --------   --------   --------   --------   --------   --------
  Income (loss) before income tax expense
    (benefit)............................     3,891      4,304      6,109      4,200     12,246       (269)     1,860
  Income tax expense (benefit)...........       870      1,593      2,258      1,576      4,834        (99)       736
                                           --------   --------   --------   --------   --------   --------   --------
  Net income (loss)......................  $  3,021   $  2,711   $  3,851   $  2,624   $  7,412   $   (170)  $  1,124
                                           ========   ========   ========   ========   ========   ========   ========
  Net income (loss) per share(3).........  $   0.60   $   0.35   $   0.48   $   0.33   $   0.89   $  (0.02)  $   0.13
                                           ========   ========   ========   ========   ========   ========   ========
  Weighted average common and common
    equivalent shares outstanding(3).....     5,364      7,691      7,977      8,023      8,303      7,892      8,443
SELECTED OPERATING DATA:
  Stores open at end of period...........        60         83(4)      128       182        209        191        219
  Stores opened during period............         8         24         46         55         30          9         11
  Stores closed during period............         1          0          1          1          3          0          1
  Capital expenditures (000's)...........  $  1,090   $  7,756   $ 11,474   $  9,761   $  8,126   $  1,521   $  3,657
  Average net sales per gross square
    foot(5)(6)...........................  $    428   $    388   $    378   $    340   $    377   $     75   $     84
  Average net sales per store(5)(6)......  $818,000   $766,000   $761,000   $684,000   $792,000   $150,000   $184,000
  Square footage of gross store space at
    end of period........................   115,410    168,552    251,537    364,069    455,607    391,158    487,835
  Comparable store net sales increase
    (decrease)(6)(7).....................     23.0%       (2.1)%      2.3%      (2.2)%     15.7%      10.5%      17.5%
BALANCE SHEET DATA:
  Working capital........................  $  4,585   $ 19,021   $ 16,436   $ 14,800   $ 21,690   $ 14,585   $ 21,414
  Total assets...........................    15,870     36,680     45,295     51,471     65,705     55,635     68,338
  Long-term debt.........................       137         15        781        406         --         --         --
  Shareholders' equity...................     1,042     31,165     35,420     38,309     47,546     38,628     49,225

---------------

(1) Except for the fiscal year ended February 4, 1996, which included 53 weeks, all fiscal years presented included 52 weeks.

(2) The business of the Company is seasonal and results for any period less than a full fiscal year are not necessarily indicative of results that may be achieved for a full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Quarterly Results."

(3) Adjusted to give effect to a three-for-two stock split effected as of October 9, 1996.

(4) Three of the Company's stores were closed temporarily due to damage suffered in an earthquake in January 1994 centered in Northridge, California. Two of these stores, which reopened in fiscal 1994, are included in the number of stores open at January 30, 1994. The third store, located in Northridge, was reopened in fiscal 1995 and was treated as a new store opened during that period, and is not included in the number of stores open at January 30, 1994.

(5) For purposes of calculating these amounts, the amount of square footage and the number of stores reflect the number of months during the period that new stores and stores that were closed during the period were open.

(6) These amounts have been adjusted to exclude the effect of the fifty-third week in the fiscal year ended February 4, 1996.

(7) For the fiscal years ended on or before January 30, 1994, comparable stores were defined as those stores open at least one year as of the beginning of the applicable fiscal year. Effective January 31, 1994, the Company changed the way comparable store net sales are calculated. For the fiscal year ended January 29, 1995 and thereafter, stores are deemed comparable stores on the first day of the first month following the one-year anniversary of their opening. Commencing in fiscal 1996, in conjunction with the expansion or relocation of certain stores to the larger format, the Company excluded from comparable store net sales calculations each such store's net sales results beginning on the first day of the month of its expansion or relocation. Each of these stores will be deemed a comparable store on the first day of the first month following the one-year anniversary of its expansion or relocation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Pacific Sunwear is a leading mall-based specialty retailer of everyday casual apparel, accessories and footwear designed to meet the lifestyle needs of active teens and young adults. The Company has expanded from 11 stores in California at the end of fiscal 1986 to 219 stores in 33 states at May 4, 1997. The Company's stores are concentrated in three regions: the Northeast (26%), the Midwest (23%) and California (22%).

     Since mid-1995, Pacific Sunwear has implemented several strategic merchandising initiatives which it believes have enhanced its ability to serve the fashion needs of its customers. The Company significantly expanded its pant assortment for young men chainwide in order to address the apparel needs of its customers in general and the needs of customers in colder climate regions such as the Northeast and Midwest in particular. In addition, the Company introduced the categories of juniors and footwear on a test basis in a limited number of stores beginning in the summer of 1995. The Company introduced juniors in an effort to broaden its customer base, as well as to provide its existing female customers with a wider array of apparel choices. Footwear was introduced in response to customer demand and has allowed the Company to provide its customers with a complete wardrobe for the casual teen lifestyle. These strategic initiatives were introduced during a period in which the Company's business was adversely affected by a number of factors, including a weak retail apparel market, an underrepresentation of pants in the Company's stores, particularly those located in colder climates, a shift in juniors fashion towards a more fitted and feminine style and a decrease in sales of merchandise supplied by one of the Company's key vendors.

     Based on the initial success of these merchandising initiatives, Pacific Sunwear decided in late 1995 to increase its prototype store size from approximately 2,000 to approximately 3,000 square feet. In fiscal 1996, the Company slowed the rate of its new store expansion to 30 stores from 55 stores in fiscal 1995, while focusing on the rollout of its new merchandise categories in both existing and new stores. In fiscal 1996 and in the first thirteen weeks of fiscal 1997, each of the 30 and 11 stores opened, respectively, carried juniors and footwear. Of these stores, 26 of the 30 opened in fiscal 1996 and all 11 opened in the first thirteen weeks of fiscal 1997 were in the larger format. In fiscal 1996, the Company also began enlarging the size of certain existing stores through a limited number of expansions and relocations. The following table sets forth certain information regarding the Company's stores at specified dates:

                                                     JULY 30,     FEB. 4,     FEB. 2,     MAY 4,
                                                       1995        1996        1997        1997
                                                     --------     -------     -------     -------
    Stores with:
      Young men's, juniors and footwear............       0          25          64          77
      Young men's and juniors......................       0           5          67         105
                                                        ---         ---         ---         ---
              Total stores with juniors............       0          30         131         182
      Young men's only.............................     162         152          78          37
                                                        ---         ---         ---         ---
              Total stores.........................     162         182         209         219
                                                        ===         ===         ===         ===
    Larger format stores...........................       0           0          33          46

     The Company believes that its recent financial results reflect the successful implementation of these recent strategic initiatives as well as an improved retail apparel market. In fiscal 1996 and in the first thirteen weeks of fiscal 1997, comparable store net sales increased 15.7% and 17.5%, respectively, relative to the prior comparable periods. These increases in comparable store net sales were primarily attributable to the addition of juniors and footwear and, to a lesser extent, to an improvement in Pacific Sunwear's young men's business as evidenced in fiscal 1996 and the first thirteen weeks of fiscal 1997 by a 7.1% and 11.3% increase, respectively, in comparable store net sales in the stores carrying only young men's apparel.

     For the fiscal years ended on or before January 30, 1994, comparable stores were defined as those stores open at least one year as of the beginning of the applicable fiscal year. Effective January 31, 1994, the Company changed the way comparable store net sales are calculated. For the fiscal year ended January 29, 1995 and thereafter, stores are deemed comparable stores on the first day of the first month following the one-year anniversary of their opening. Commencing in fiscal 1996, in conjunction with the expansion or relocation of certain stores to the larger format, the Company excluded from comparable store net sales calculations each such store's net sales results beginning on the first day of the month of its expansion or relocation. Each of these stores will be deemed a comparable store on the first day of the first month following the one-year anniversary of its expansion or relocation.

RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto contained elsewhere herein. The following table sets forth selected income statement data of the Company expressed as a percentage of net sales for the fiscal years indicated:

                                                                                THIRTEEN WEEKS ENDED
                                                FISCAL YEAR ENDED
                                        ----------------------------------      --------------------
                                        JAN. 29,      FEB. 4,      FEB. 2,      MAY 5,       MAY 4,
                                          1995         1996         1997         1996         1997
                                        --------      -------      -------      -------      -------
    Net sales.........................    100.0%       100.0%       100.0%       100.0%       100.0%
    Cost of goods sold (including
      buying, distribution and
      occupancy costs)................     69.7         71.5         68.4         73.6         69.9
                                          -----        -----        -----        -----        -----
    Gross margin......................     30.3         28.5         31.6         26.4         30.1
    Selling, general and
      administrative expenses.........     23.5         24.8         23.9         27.5         25.5
                                          -----        -----        -----        -----        -----
    Operating income (loss)...........      6.8          3.7          7.7         (1.1)         4.6
    Interest income, net..............      0.4           --          0.2          0.1          0.2
                                          -----        -----        -----        -----        -----
    Income (loss) before income tax
      expense (benefit)...............      7.2          3.7          7.9         (1.0)         4.8
    Income tax expense (benefit)......      2.7          1.4          3.1         (0.4)         1.9
                                          -----        -----        -----        -----        -----
    Net income (loss).................      4.5%         2.3%         4.8%        (0.6)%        2.9%
                                          =====        =====        =====        =====        =====
    Number of stores open at end of
      period..........................      128          182          209          191          219

THIRTEEN WEEKS ENDED MAY 4, 1997 COMPARED TO THIRTEEN WEEKS ENDED MAY 5, 1996

  Net Sales

     Net sales increased to $38.9 million for the first thirteen weeks of fiscal 1997 from $27.6 million for the first thirteen weeks of fiscal 1996, an increase of $11.3 million, or 40.9%. Of this $11.3 million increase, $5.8 million was attributable to net sales generated by new stores opened in fiscal 1996 and not yet included in the comparable store base, $4.5 million was attributable to a 17.5% increase in comparable store net sales in the first thirteen weeks of fiscal 1997, $.7 million was attributable to nine stores that have been expanded or relocated to the larger format and not yet included in the comparable store base, and $.6 million was attributable to net sales generated by 11 new stores opened in fiscal 1997 and not yet included in the comparable store base. Offsetting these increases was a $.3 million decrease attributable to the closing of four stores. The increase in comparable store net sales was primarily attributable to the addition of footwear and juniors to certain of the Company's stores and, to a lesser extent, to increases in sales of young men's merchandise. Net sales of footwear and juniors represented approximately 19% of total net sales for the first thirteen weeks of fiscal 1997 compared to 6% for the first thirteen weeks of fiscal 1996. The average retail price per unit sold increased approximately 11% in the first thirteen weeks of fiscal 1997 compared to the first thirteen weeks of fiscal 1996, primarily attributable to a change in the mix of products sold, including the addition of footwear, an increase in sales of pants as a percentage of net sales and a decrease in T-shirt sales as a percentage of net sales.

  Gross Margin

     Gross margin, after buying, distribution and occupancy costs, increased to $11.7 million for the first thirteen weeks of fiscal 1997 from $7.3 million for the first thirteen weeks of fiscal 1996, an increase of $4.4 million, or 60.3%. As a percentage of net sales, gross margin increased to 30.1% from 26.4%. Of this 3.7% increase, 2.5% was due to a decrease in occupancy costs as a percentage of net sales which was related primarily to an increase in comparable store net sales. In addition, net merchandise margins increased 1.0% as a percentage of net sales for the first thirteen weeks of fiscal 1997 compared to the first thirteen weeks of fiscal 1996 primarily due to an increase in initial markup and a decrease in markdowns as a percentage of net sales. Furthermore, buying and distribution costs decreased by .2% as a percentage of net sales.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $9.9 million for the first thirteen weeks of fiscal 1997 from $7.6 million for the first thirteen weeks of fiscal 1996, an increase of $2.3 million, or 30.3%. As a percentage of net sales, these expenses decreased to 25.5% from 27.5%. Of this 2.0% decrease as a percentage of net sales, 1.9% was attributable to a decrease in store selling expenses as a percentage of net sales primarily as a result of an increase in comparable store net sales and higher total net sales and .6% was due to a decrease in general and administrative expenses as a percentage of net sales as a result of leveraging these expenses over higher total net sales. Partially offsetting this decrease was an increase of .5% due to increased expansion and relocation expenses and closing expenses as a percentage of net sales compared to the first thirteen weeks of fiscal 1996.

  Income Tax Expense (Benefit)

     Income tax expense was $.7 million in the first thirteen weeks of fiscal 1997 compared to an income tax benefit of $.1 million for the first thirteen weeks of fiscal 1996. The effective income tax rate for the first thirteen weeks of fiscal 1997 was 39.6% compared to a benefit of 36.9% for the first thirteen weeks of fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

  Net Sales

     Net sales increased to $155.3 million in fiscal 1996 from $112.9 million in fiscal 1995, an increase of $42.4 million, or 37.6%. Of this $42.4 million increase, $17.1 million was attributable to a 15.7% increase in comparable store net sales in fiscal 1996 compared to the comparable fifty-two week period ended February 4, 1996, $14.4 million was attributable to net sales generated by 30 new stores opened in fiscal 1996, $11.1 million was attributable to net sales generated by stores opened prior to fiscal 1996 and not yet included in the comparable store base, and $.9 million was attributable to the expansion or relocation of seven existing stores not yet included in the comparable store base. Partially offsetting this increase was a $.9 million decrease in net sales attributable to a one week shift in the fiscal calendar, which was caused by a change in the measurement period used for period-to-period comparisons (fiscal 1996 was a 52-week period and fiscal 1995 was a 53-week period) and a $.2 million decrease in net sales attributable to the closing of three stores. The increase in comparable store net sales was primarily attributable to the addition of footwear and juniors to certain of the Company's stores and, to a lesser extent, to increases in sales of young men's merchandise. In fiscal 1996, the Company significantly expanded the number of stores offering footwear and juniors. Sales of this merchandise represented approximately 12% of net sales in fiscal 1996 as compared to approximately 1% of net sales in fiscal 1995. As a result of a change in the mix of products sold, including the addition of footwear, an increase in the sales of pants as a percentage of net sales and a decrease in T-shirt sales as a percentage of net sales, the average retail price per unit sold increased approximately 10% in fiscal 1996 compared to fiscal 1995.

  Gross Margin

     Gross margin, after buying, distribution and occupancy costs, increased to $49.1 million in fiscal 1996 from $32.1 million in fiscal 1995, an increase of $17.0 million, or 53.0%. As a percentage of net sales, gross margin increased to 31.6% from 28.5%. Of this 3.1% increase in gross margin as a percentage of net sales, 2.0% was due to a decrease in occupancy costs as a percentage of net sales, which was primarily related to an increase in comparable store net sales. In addition, merchandise margins increased 1.1% as a percentage of net sales in fiscal 1996 compared to fiscal 1995, primarily due to an increase in sales of higher margin private brand merchandise as a percentage of net sales and improved sourcing of private brand merchandise, as well as a slight decrease in the markdown rate.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $37.1 million in fiscal 1996 from $28.0 million in fiscal 1995, an increase of $9.1 million, or 32.5%. As a percentage of net sales, these expenses decreased to 23.9% from 24.8%. Of this .9% decrease as a percentage of net sales, .9% was due to a decrease in general and administrative expenses as a percentage of net sales as a result of leveraging these expenses over higher net sales, and .7% was attributable to a decrease in store selling expenses as a percentage of net sales primarily as a result of an increase in comparable store net sales. Partially offsetting this decrease was an increase of .7% due to increased store expansion and relocation expenses and closing expenses as a percentage of net sales as a result of increased write-offs of store leasehold improvements and furniture and fixtures.

  Income Tax Expense

     Income tax expense was $4.8 million in fiscal 1996 compared to $1.6 million in fiscal 1995. The effective income tax rate in fiscal 1996 was 39.5% compared to 37.5% in fiscal 1995. The higher effective income tax rate in fiscal 1996 was primarily due to an increase in taxable interest income in fiscal 1996. Interest income in fiscal 1995 was mostly non-taxable.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net Sales

     Net sales increased to $112.9 million in fiscal 1995 from $85.3 million in fiscal 1994, an increase of $27.6 million, or 32.4%. Of this $27.6 million increase, $20.1 million was attributable to sales generated by 55 new stores opened in fiscal 1995, $8.1 million was attributable to sales generated by stores opened prior to fiscal 1995 and not yet included in the comparable store base and $1.2 million was attributable to the fifty-third week in fiscal 1995 (fiscal 1994 had 52 weeks). Offsetting this increase was a decrease of $1.8 million attributable to a 2.2% decrease in comparable store net sales in fiscal 1995. This decrease in comparable store net sales was attributable, in part, to unfavorable weather conditions in the first quarter of fiscal 1995 and a decrease in fiscal 1995 sales of merchandise supplied by one of the Company's key vendors. The average retail price per unit sold of the Company's merchandise remained relatively unchanged in fiscal 1995 compared to fiscal 1994.

  Gross Margin

     Gross margin, after buying, distribution and occupancy costs, increased to $32.1 million in fiscal 1995 from $25.8 million in fiscal 1994, an increase of $6.3 million, or 24.4%. As a percentage of net sales, gross margin decreased to 28.5% from 30.3%. Of this 1.8% decrease in gross margin as a percentage of net sales, 1.1% was due to an increase in occupancy costs and .7% was due to a decrease in merchandise margins. The increase in occupancy costs was primarily due to opening 55 new stores with lower sales volumes than mature stores and therefore higher occupancy costs as a percentage of net sales. The decrease in merchandise margins was due to higher markdowns partially offset by higher initial mark-up compared to fiscal 1994.

  Selling, General and Administrative Expenses

     Selling, general and administrative expenses increased to $28.0 million in fiscal 1995 from $20.0 million in fiscal 1994, an increase of $8.0 million, or 40.0%. As a percentage of net sales, these expenses increased to 24.8% from 23.5%. Of this 1.3% increase as a percentage of net sales, 1.7% was due to higher store selling expenses as a percentage of net sales associated with 55 new stores opened in fiscal 1995 and lower comparable store net sales, partially offset by a decrease of .4% in general and administrative expenses. Historically, sales volumes in new stores have generally increased during the first four years of operation, while store selling expenses have generally been fixed.

  Income Tax Expense

     Income tax expense was $1.6 million for fiscal 1995 compared to income tax expense of $2.3 million in fiscal 1994. The effective income tax rate in fiscal 1995 was 37.5% compared to 37.0% in fiscal 1994. The higher effective income tax rate for fiscal 1995 compared to fiscal 1994 was primarily attributable to lower amounts of non-taxable interest income in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations from internally generated cash flow, short-term borrowings and equity financing. The Company's primary capital requirements have been for the construction of new stores, remodeling, relocation or expansion of selected existing stores and financing of inventories.

     Net cash provided by operating activities for fiscal 1996 and 1995 was $13.5 million and $4.7 million, respectively, and for the first thirteen weeks of fiscal 1997 and fiscal 1996 was $.8 million and $2.6 million, respectively. Working capital at the end of fiscal 1996 and 1995 was $21.7 million and $14.8 million, respectively, and at May 4, 1997 and May 5, 1996 was $21.4 million and $14.6 million, respectively. Inventories at May 4, 1997 were $22.5 million compared to $19.8 million at February 2, 1997, an increase of $2.7 million. The Company's average store inventories vary throughout the year and increase in advance of the peak selling periods of spring break, back-to-school and Christmas. The increase in inventories at May 4, 1997 was primarily related to opening 11 new stores, relocating two stores with 50% larger average square footage than existing stores and the addition of juniors to 39 of the Company's existing stores.

     Net cash used in investing activities in fiscal 1996 and 1995 was $8.1 million and $2.3 million, respectively, and in the first thirteen weeks of fiscal 1997 and fiscal 1996 was $3.7 million and $1.5 million, respectively. Net cash used for investment in property and equipment in fiscal 1996 and fiscal 1995 was $8.1 million and $9.8 million, respectively, and in the first thirteen weeks of fiscal 1997 and fiscal 1996 was $3.7 million and $1.5 million, respectively. These expenditures related primarily to the construction of new stores and, to a lesser extent, remodeling, expansion and relocation costs. In fiscal 1996, $5.3 million was used for the 30 new stores opened in fiscal 1996 and $1.3 million was used for the relocation and expansion of seven existing stores in fiscal 1996. In addition, in fiscal 1996 $1.5 million was used for store remodeling costs, new stores to be opened in fiscal 1997, store expansions/relocations to be completed in fiscal 1997, computer hardware and software costs, and leasehold improvements and furniture and fixtures for the Company's corporate offices and distribution center. In the first thirteen weeks of fiscal 1997, $1.8 million was expended for the 11 new stores, $.8 million for new stores to be opened during the remainder of fiscal 1997, $.5 million for expansions or relocations of certain existing stores, and $.6 million for remodeling existing stores and computer hardware and software costs.

     Net cash provided by (used in) financing activities in fiscal 1996 and fiscal 1995 was $.3 million and $(.1) million, respectively, and in the first thirteen weeks of fiscal 1997 and fiscal 1996 was $.1 million and $(.3) million, respectively. In fiscal 1996, the Company repaid a term loan from its bank of $.8 million. In the first thirteen weeks of fiscal 1997, the Company made no borrowings or payments under its loan agreement, compared to repayment of a term loan with its bank of $.8 million in the first thirteen weeks of fiscal 1996. In fiscal 1996 and fiscal 1995, the Company received proceeds of $1.1 million and $.3 million, respectively, from the exercise of stock options. In the first thirteen weeks of fiscal 1997, the Company received proceeds of $.1 million from the exercise of stock options compared to $.5 million in the first thirteen weeks of fiscal 1996.

     The Company has a credit facility with a bank which expires in August 1998. The credit facility provides for an $11.5 million line of credit, which includes sub-limits of $7.5 million each for cash advances and commercial letters of credit. Interest on advances under the line of credit facility is payable monthly at the bank's prime rate (8.50% at May 4, 1997). At May 4, 1997, the Company had $3.1 million in letters of credit outstanding and no cash advances outstanding. The loan agreement subjects the Company to various restrictive covenants, including maintenance of certain financial ratios and prohibits payment of cash dividends on capital stock.

     The Company has minimum annual rental commitments under existing store leases and the lease for its corporate offices and distribution center of approximately $15.8 million in fiscal 1997 and $16.1 million in fiscal 1998.

     In fiscal 1996, the Company's average cost to build a new store, including leasehold improvements, furniture and fixtures and landlord allowances, was approximately $193,000. In fiscal 1996, the average cost of expanding or relocating stores was approximately $239,000. The average total cost to build new stores will vary in the future, depending on various factors, including local construction costs, changes in store design and landlord allowances. The Company's average initial inventory for new stores opened in fiscal 1996 was approximately $130,000. In the first thirteen weeks of fiscal 1997 and in the first thirteen weeks of fiscal 1996, the Company's average initial inventory for new stores was approximately $115,000 and $122,000, respectively.

     The Company plans to open approximately 39 stores and 60 stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, expand or relocate 10 to 13 and 10 to 15 existing stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, and relocate its corporate offices and distribution center in fiscal 1998. The Company estimates that capital expenditures during the remainder of fiscal 1997 and in fiscal 1998 will total approximately $12 million and $19 million, respectively.

     The Company reviews the operating performance of its stores on an ongoing basis to determine which stores, if any, to expand, relocate or close. The Company closed one store in the first quarter of fiscal 1997 and anticipates closing two additional stores during the remainder of fiscal 1997.

     Management believes that the Company's working capital, bank line of credit and cash flow from operating activities, combined with the net proceeds from the sale of Common Stock hereby, will be sufficient to meet the Company's operating and capital expenditure requirements through the end of fiscal 1998.

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires the disclosure of basic and diluted earnings per share. For the year ended February 2, 1997 and the thirteen weeks ended May 4, 1997 the amount reported as net income per common and common equivalent share is not materially different from that which would have been reported for basic and diluted earnings per share in accordance with SFAS No. 128.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for non-employee transactions no later than fiscal years beginning after December 15, 1995. SFAS No. 123 defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period which is usually the vesting period. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share in its financial statements.

     In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted SFAS No. 121 in the first interim period of fiscal 1996 and such adoption did not impact its financial position or results of operations.

INFLATION

     The Company does not believe that inflation has had a material effect on the results of operations in the recent past. There can be no assurance that the Company's business will not be affected by inflation in the future.

SEASONALITY AND QUARTERLY RESULTS

     The Company's business is seasonal by nature, with the Christmas and back-to-school periods historically accounting for the largest percentage of annual net sales. The Company's first quarter historically accounts for the smallest percentage of annual net sales. In fiscal 1996 and fiscal 1995, excluding sales generated by new and expanded/relocated stores, the Christmas and back-to-school periods together accounted for approximately 36% of the Company's annual net sales and a higher percentage of the Company's operating income. In fiscal 1996, excluding net sales generated by new and expanded/relocated stores, approximately 43% of the Company's annual net sales occurred in the first half of the fiscal year and 57% occurred in the second half. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including the timing of store openings, the amount of revenue contributed by new stores, changes in the mix of products sold, the timing and level of markdowns, the timing of store closings, expansions and relocations, competitive factors and general economic conditions.

     The following table sets forth certain statement of operations and operating data for each of the Company's last nine fiscal quarters and the percentage of net sales represented by the line items presented (except in the case of per share amounts and operating data). The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof. The results for the first quarter of fiscal 1997 may not be indicative of the results to be achieved for the entire fiscal year.

                                                                                                                        FISCAL
                                                     FISCAL 1995                             FISCAL 1996                 1997
                                        -------------------------------------   -------------------------------------   -------
                                         FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST
                                        QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                        -------   -------   -------   -------   -------   -------   -------   -------   -------
                                               (in thousands, except per share, percentage and selected operating data)
STATEMENT OF OPERATIONS DATA:
  Net sales...........................  $19,477   $25,672   $31,368   $36,404   $27,641   $34,567   $43,247   $49,807   $38,933
  Gross margin........................    4,652     7,190     9,662    10,629     7,278    10,818    14,287    16,752    11,707
  Selling, general and administrative
    expenses..........................    5,731     6,833     7,520     7,912     7,576     8,392     9,837    11,321     9,943
  Operating income (loss).............   (1,079)      357     2,142     2,717      (298)    2,426     4,450     5,431     1,764
  Net income (loss)...................     (619)      218     1,323     1,701      (170)    1,485     2,739     3,357     1,124
  Net income (loss) per share.........  $ (0.08)  $  0.03   $  0.17   $  0.21   $ (0.02)  $  0.18   $  0.33   $  0.40   $  0.13
  Weighted average common and common
    equivalent shares outstanding.....    7,732     7,971     7,975     8,045     7,892     8,286     8,342     8,395     8,443

AS A PERCENTAGE OF NET SALES:
  Gross margin........................     23.9%     28.0%     30.8%     29.2%     26.3%     31.3%     33.0%     33.6%     30.1%
  Selling, general and administrative
    expenses..........................     29.4      26.6      24.0      21.7      27.4      24.3      22.7      22.7      25.5
  Operating income (loss).............     (5.5)      1.4       6.8       7.5      (1.1)      7.0      10.3      10.9       4.6
  Net income (loss)...................     (3.2)      0.8       4.2       4.7      (0.6)      4.3       6.3       6.7       2.9

SELECTED OPERATING DATA:
  Comparable store net sales increase
    (decrease)........................     (9.6)%    (6.7)%    (1.0)%     4.6%     10.5%      7.4%     22.9%     18.9%     17.5%
  Stores open at end of period........      150       162       179       182       191       195       202       209       219

                                    BUSINESS

     The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

     Pacific Sunwear is a leading mall-based specialty retailer of everyday casual apparel, accessories and footwear designed to meet the lifestyle needs of active teens and young adults. The Company's customers are primarily young men aged 12 to 22, as well as young women of the same age who generally prefer a casual look. The Company believes its stores are differentiated by a carefully edited selection of popular and emerging brands, which are offered together with the Company's own private brands. The Company believes its merchandise selection enhances its image with its customers as a key fashion resource for the casual teen wardrobe. At May 4, 1997, Pacific Sunwear operated 219 stores in 33 states nationwide. The Company's stores are primarily concentrated in three regions: the Northeast (26%), the Midwest (23%) and California (22%).

     Since mid-1995, Pacific Sunwear has implemented several strategic merchandising initiatives which it believes have enhanced its ability to serve the fashion needs of its customers. The Company significantly expanded its pant assortment for young men chainwide in order to address the apparel needs of its customers in general and the needs of customers in colder climate regions such as the Northeast and Midwest in particular. In addition, the Company introduced the categories of juniors and footwear on a test basis in a limited number of stores beginning in the summer of 1995. The Company introduced juniors in an effort to broaden its customer base, as well as to provide its existing female customers with a wider array of apparel choices. Footwear was introduced in response to customer demand and allowed the Company to provide its customers with a complete wardrobe for the casual teen lifestyle.

     Based on the initial success of these merchandising initiatives, Pacific Sunwear decided in late 1995 to increase its prototype store size from approximately 2,000 to approximately 3,000 square feet. In fiscal 1996, the Company opened 30 new stores, 26 of which were in the larger format, and in the first thirteen weeks of fiscal 1997 opened 11 new stores, all of which were in the larger format. The Company plans to open approximately 39 and 60 new larger format stores during the remainder of fiscal 1997 and in fiscal 1998, respectively. In fiscal 1996, the Company also began enlarging the size of certain existing stores through expansion or relocation in order to accommodate its new categories of juniors and footwear as well as its expanded assortment of pants. In fiscal 1996 and the first thirteen weeks of fiscal 1997, the Company expanded or relocated seven and two stores, respectively, and expects to expand or relocate 10 to 13 and 10 to 15 of its existing stores during the remainder of fiscal 1997 and in fiscal 1998, respectively, all of which are expected to include juniors and footwear. The Company substantially completed its rollout of juniors to its existing smaller stores by adding juniors to 39 of such stores in the first thirteen weeks of fiscal 1997. At May 4, 1997, the Company carried juniors in 182 of its stores, of which 77 also offered footwear. By the end of fiscal 1997, the Company expects to carry juniors in approximately 233 of the 256 stores it expects to be open, of which approximately 143 will also offer footwear.

THE TEEN MARKET

     Pacific Sunwear's target customers are fashion conscious and seek a casual apparel look which represents an active teen lifestyle. Based on the performance of its stores in various regions of the country, the Company believes its merchandise has a broad appeal that enables the Company to operate successfully in diverse geographic markets. Pacific Sunwear is addressing the needs of a sizable and growing market of approximately 40 million young men and women in the United States in the 12 to 22 age group. The U.S. Department of Commerce Bureau of the Census estimates that the

Company's target age group will expand by approximately eight million young men and women between 1996 and 2010, representing a projected growth rate significantly greater than the growth rate of the overall population. In 1995, according to published research data, the 12 to 19 year old segment of the Company's target customers, which numbered approximately 29 million, spent an average of approximately $3,700 each, representing an estimated $107 billion in total purchasing power.

STRATEGY

     Pacific Sunwear's goal is to be the dominant nationwide specialty retailer of everyday casual apparel, footwear and accessories catering to the teen market. The Company's target customers are young men and women in the 12 to 22 age group. Pacific Sunwear believes its customers want to stay abreast of fashion trends and continually seek newness in their everyday wear. The Company endeavors to satisfy such demands by offering a complete wardrobe selection, including footwear and accessories, representing fashion trends considered timely by the Company's target customers. The principal aspects of the Company's strategy are as follows:

     Offer a Broad Assortment. Pacific Sunwear offers a complete selection of shirts, shorts, pants, overshirts, sweatshirts, outerwear, footwear and accessories in order to satisfy the casual wardrobe needs of its teen customers. Within each merchandise classification, the Company's stores offer a broad selection, with the goal of being viewed by its customers as the dominant retailer in its niche.

     Create a Pacific Sunwear Brand Image. The Company strives to make the "Pacific Sunwear" name synonymous with distinctive and high quality merchandise for the casual teen lifestyle. The Company projects a strong brand image among its customers by offering a carefully edited selection of popular and "cutting edge" brands, together with the Company's own exclusive brands. Key brands in young men's apparel offered by the Company include Billabong, JNCO, Quiksilver, Rusty and Redsand. Key brands in juniors include Roxy (Quiksilver), Rusty, Hang Ten, Generation X and JNCO, and in footwear include Dr. Martens, Airwalk, Etnies and Vans. The development of Pacific Sunwear's brand image among its target customers has been enhanced by the Company's own private brands, such as its Bullhead and Breakdown labels. Pacific Sunwear believes that offering high quality private brands contributes to its status as a key fashion resource for the casual teen lifestyle and differentiates the Company from its competitors.

     Actively Manage Merchandise Trends. Pacific Sunwear does not attempt to dictate fashion, but instead devotes considerable effort to identifying emerging fashion trends. By using focus groups, listening to its customers and store employees, monitoring sell-through trends, testing small quantities of new merchandise in a limited number of stores, and maintaining domestic and international sourcing relationships, Pacific Sunwear enhances its ability to identify and respond to emerging fashion trends and to develop new private brand styles in order to capitalize on existing fashion trends. The Company believes its proactive strategy helps minimize fashion risk and the potential need for significant markdowns, while permitting a rapid response to changing fashions and the timely rollout of new merchandise.

     Maintain Strong Vendor Relationships. Pacific Sunwear views its vendor relationships as important to its success, and promotes frequent personal interaction with its vendors. The Company believes many of its vendors view Pacific Sunwear as an important distribution channel, not only as one of their largest customers, but also as an enhancement to the development of their own brand image in the eyes of the teen customer.

     Provide Attentive Customer Service. Pacific Sunwear is committed to offering courteous, professional and nonintrusive customer service. The Company strives to give its teen customers the same level of respect that is generally given to adult customers at other retail stores, and to provide friendly and informed customer service for parents. Responding to the expressed preferences of its customers, the Company trains its employees to greet each customer, to give prompt and courteous assistance when asked, and to thank customers after purchases are made, but to refrain from giving extensive unsolicited advice to its shoppers. Pacific Sunwear's stores are designed to give a sense of "controlled clutter," with extensive wall displays and a background of popular music. Additionally, the stores provide a friendly and social atmosphere for teens, while also providing a comfortable environment for parents and other adults. The Company believes the combination of its attentive customer service and its unique store environment is integral to its success.

     Growth Strategy. Pacific Sunwear intends to continue to grow through the opening of new stores, the expansion or relocation of selected existing stores and the continued rollout of shoes to certain of its smaller format stores. During the remainder of fiscal 1997, the Company plans to open approximately 39 larger format stores and to expand or relocate 10 to 13 existing stores to the larger store format and to add footwear to approximately 14 of its existing smaller stores. In fiscal 1998, the Company plans to open approximately 60 larger format stores and to expand or relocate 10 to 15 existing stores to the larger store format. The Company believes that the broad appeal of the Pacific Sunwear concept enables it to operate successfully in diverse geographic markets.

MERCHANDISING

  Merchandise

     Pacific Sunwear offers a complete selection of shirts, shorts, pants, overshirts, sweatshirts, outerwear, footwear and accessories in order to satisfy the casual wardrobe needs of its teen customers. Within each merchandise classification, the Company's stores offer a broad selection, with the goal of being viewed by its customers as the dominant retailer in its niche. Based on the Company's historical focus, a substantial portion of its merchandise is targeted to a young male customer, although Pacific Sunwear's customers have always included young female customers who choose to purchase young men's apparel to wear themselves.

     Since mid-1995, Pacific Sunwear has implemented several strategic merchandising initiatives which it believes have enhanced its ability to serve the fashion needs of its customers. The Company significantly expanded its pant assortment for young men chainwide in order to address the apparel needs of its customers in general and the needs of customers in colder climate regions such as the Northeast and Midwest in particular. In addition, the Company introduced the categories of juniors and footwear on a test basis in a limited number of stores beginning in the summer of 1995. The Company introduced juniors in an effort to broaden its customer base, as well as to provide its existing female customers with a wider array of apparel choices. Pacific Sunwear's junior merchandise includes shirts, shorts, pants, sweatshirts, outerwear and accessories. Footwear was introduced in response to customer demand and allowed the Company to provide its customers with a complete wardrobe for the casual teen lifestyle. The Company's footwear assortment includes non-athletic sneakers, shoes, boots and sandals, with approximately 80 to 100 styles currently being offered. The Company's goal with regard to its footwear selection is to offer a carefully edited assortment of the most popular styles within its everyday casual niche. At May 4, 1997, the Company carried juniors in 182 of its stores, of which 77 also offered footwear, and at the end of fiscal 1997 expects to carry juniors in approximately 233 of the 256 stores it expects to be open, of which approximately 143 are expected to offer footwear.

     Pacific Sunwear does not attempt to dictate fashion, but instead devotes considerable effort to identifying emerging fashion trends. By using focus groups, listening to its customers and store employees, monitoring sell-through trends, testing small quantities of new merchandise in a limited number of stores, and maintaining domestic and international sourcing relationships, Pacific Sunwear enhances its ability to identify and respond to emerging fashion trends and to develop new private brand styles in order to capitalize on existing fashion trends. The Company believes its proactive strategy helps minimize fashion risk and the potential need for significant markdowns, while permitting a rapid response to changing fashions and the timely rollout of new merchandise.

     The following table sets forth the Company's merchandise assortment by classification as a percentage of net sales for the periods shown:

                                                                                     THIRTEEN
                                                       FISCAL YEAR ENDED            WEEKS ENDED
                                                  ----------------------------   -----------------
                                                  JAN. 29,   FEB. 4,   FEB. 2,   MAY 5,    MAY 4,
                                                    1995      1996      1997      1996      1997
                                                  --------   -------   -------   -------   -------
    T-shirts, knit and woven tops...............      46%       44%       34%       41%       33%
    Pants.......................................       5        10        17        12        17
    Accessories (hats, sunglasses and other)....      17        16        13        14        10
    Bermuda shorts, other shorts and swimwear...      16        14        12        23        18
    Overshirts, sweatshirts and outerwear.......      16        15        12         4         3
    Juniors.....................................      --         *         8         4        12
    Footwear....................................       *         1         4         2         7
                                                     ---       ---       ---       ---       ---
                                                     100%      100%      100%      100%      100%
                                                     ===       ===       ===       ===       ===

---------------

* Less than one percent.

     Pacific Sunwear offers many of the brands best known by its target customers, as well as other "cutting edge" brands that reflect fashion trends considered timely by the Company's customers. Key brands in young men's apparel include Billabong, JNCO, Quiksilver, Rusty, Redsand, Fresh Jive, Stussy, HIC (Hawaiian Island Creations) and 26 Red. In the Company's new juniors category, many of the brands offered are new lines developed by the Company's existing young men's vendors, such as Roxy (Quiksilver), Rusty, Stussy and 26 Red. The Company believes these lines were developed in recognition of a trend towards more fitted and feminine styles for young women. In addition, the Company's junior merchandise includes vendors new to Pacific Sunwear, such as Free People and Generation X. Pacific Sunwear believes that offering merchandise designed specifically for young women broadens its customer base. The Company's footwear brands include Dr. Martens, Airwalk, Etnies, Vans, Simple and Teva. In fiscal 1996, fiscal 1995 and fiscal 1994, approximately 62%, 65% and 77%, respectively, of Pacific Sunwear's net sales consisted of brand name merchandise. In the first thirteen weeks of fiscal 1997 and fiscal 1996, approximately 65%, and 61%, respectively, of Pacific Sunwear's net sales consisted of brand name merchandise. Billabong accounted for approximately 11% and 10% of the Company's net sales in the first thirteen weeks of fiscal 1997 and the first thirteen weeks of fiscal 1996, respectively. No other vendor accounted for more than 10% of net sales in either period.

     Pacific Sunwear also offers a wide selection of private brand merchandise under the labels "Bullhead," "Breakdown," "Diversion," "Island Force," "Hoax" and "Rare Brew," each of which is targeted at a specific customer segment. Pacific Sunwear believes that offering high quality private brands contributes to its status as a key fashion resource for the casual teen lifestyle and differentiates the Company from its competitors. First introduced in the late 1980s, the Company's most established private brands are those designed for its young male customers. Beginning in late 1995, Pacific Sunwear introduced private brand merchandise designed for juniors, corresponding by label and brand positioning to the young men's lines. In addition, the Company has introduced new private brand labels targeted specifically to the junior customer. The Company believes that the development of its brand image among its target customers is enhanced by its private brands. In addition, the private brand labels provide an opportunity to broaden its customer base by providing merchandise of comparable quality to brand name merchandise at lower prices, capitalize on emerging fashion trends when branded merchandise is not available in sufficient quantities and provide the Company with a greater degree of control over the flow of its merchandise. The Company's private brand label merchandise is designed internally by a nine-person product development staff in collaboration with the Company's buying staff. The product development staff also oversees the manufacture and delivery of the private brand merchandise, with manufacturing done on a contract basis domestically and in

Asia and Mexico. Private brand sales accounted for 38%, 35% and 23% of the Company's net sales for fiscal 1996, fiscal 1995 and fiscal 1994, respectively. In the first thirteen weeks of fiscal 1997 and in the first thirteen weeks of fiscal 1996, approximately 35% and 39%, respectively, of Pacific Sunwear's net sales consisted of private brand merchandise.

  Vendor and Contract Manufacturer Relationships

     Pacific Sunwear views its vendor relationships as important to its success, and promotes frequent personal interaction with its vendors. The Company believes many of its vendors view Pacific Sunwear as an important distribution channel, not only as one of their largest customers, but also as an enhancement to the development of their own brand image in the eyes of the teen customer. The Company's vendor base currently includes more than 120 vendors. The Company maintains strong and interactive relationships with its vendors, many of whose philosophies of controlled distribution and merchandise development are consistent with the Company's strategy. Pacific Sunwear generally purchases merchandise from vendors who prefer distributing through specialty retailers, small boutiques and, in some cases, better department stores, rather than distributing their merchandise through mass market channels.

     To encourage the design and development of new merchandise, Pacific Sunwear frequently shares ideas regarding fashion trends and merchandise sell-through information with its vendors. Pacific Sunwear also discusses merchandise design and fabrication with certain vendors. The Company encourages the development of new vendor relationships by attending trade shows and through its weekly "Open-house Wednesday" program during which new vendors are encouraged to make presentations of their merchandise to the Company's buying and product development staffs. A number of the Company's key vendors have been introduced to the Company through this program.

     The Company's business is dependent upon its ability to offer current season, brand name apparel at competitive prices and in adequate quantities. Most of the Company's vendors have limited resources, production capacities and operating histories and many have intentionally limited the distribution of their merchandise. The inability or unwillingness of key vendors to expand their sales to the Company to keep pace with Pacific Sunwear's anticipated growth, or the loss of one or more key vendors for any reason, could have a material adverse effect on the Company's business.

     Pacific Sunwear has cultivated its private brand sources with a view towards high quality merchandise, production reliability and consistency of fit. The Company sources its private brand merchandise both domestically and internationally in order to benefit from the lower costs associated with foreign manufacturing and the shorter lead times associated with domestic manufacturing.

  Purchasing, Allocation and Distribution

     The Company's merchandising department oversees the purchasing and allocation of the Company's merchandise. The Company's buyers are responsible for reviewing branded merchandise lines from new and existing vendors, selecting branded and private brand merchandise styles in quantities, colors and sizes to meet inventory levels established by management, and identifying emerging fashion trends. The Company's planning and allocation department is responsible for management of inventory levels by store and by class, allocation of merchandise to stores and inventory replenishment based upon information generated by the Company's merchandise management information systems. These systems provide the planning department with current inventory levels at each store and for the Company as a whole, as well as current selling history within each store by merchandise classification and by style. See "-- Information Systems."

     The Company's corporate offices and distribution center are located in Anaheim, California. The Company believes its distribution center is capable of servicing 300 stores. Based on the Company's current expansion plans, the Company intends to relocate its corporate offices and distribution center in 1998 in close proximity to the current location of such facilities. All merchandise is delivered by its vendors to the main facility, where it is inspected, received into the Company's computer system, allocated to stores, ticketed when necessary, and boxed for distribution to the Company's stores. Each Pacific Sunwear store is typically shipped merchandise three to five times a week, providing it with a steady flow of new merchandise. The Company uses national and regional small package carriers to ship merchandise to its stores and occasionally uses air freight during peak selling periods.

STORES

  Locations and Store Environment

     Pacific Sunwear has expanded from 11 stores in California at the end of fiscal 1986 to 219 stores in 33 states at May 4, 1997. The Company's stores are primarily concentrated in three regions: the Northeast (26%), the Midwest (23%) and California (22%). The map below identifies the number of stores located in each state:

   [MAP OF UNITED STATES IDENTIFYING NUMBER OF STORES LOCATED IN EACH STATE]

     Pacific Sunwear stores are located in regional shopping malls and through fiscal 1995 averaged approximately 2,000 square feet. In late 1995, based on the initial success of juniors and footwear, the Company increased its prototype store size to approximately 3,000 square feet. Thirty-seven of the 41 stores opened since the beginning of fiscal 1996 were opened in the new larger format. The Company has also expanded the size of nine existing stores to the larger format since the beginning of fiscal 1996 in order to accommodate its new juniors and footwear categories as well as its expanded assortment of pants, bringing the current total number of stores in the larger format to 46 at May 4, 1997.

     Pacific Sunwear stores are densely merchandised by classification, and are designed to give a sense of "controlled clutter," with extensive wall displays and a background of popular music. The stores use eye-catching graphics to promote both brand name and private brand merchandise designed to appeal to customers in the 12 to 22 age group. The store window displays are changed every week and feature the latest fashions. The Company strives to give its teen customers the same level of respect that is generally given to adult customers at other retail stores, and to provide friendly and informed customer service for parents. Responding to the expressed preferences of its customers, the Company trains its employees to greet each customer, to give prompt and courteous assistance when asked, and to thank customers after purchases are made, but to refrain from giving extensive unsolicited advice to its shoppers. Additionally, the stores provide a friendly and social atmosphere for teens, while also providing a comfortable environment for parents and other adults. The Company believes the combination of its attentive customer service and its unique store environment is integral to its success.

  Expansion

     The Company plans to increase its current store base by opening approximately 39 stores during the remainder of fiscal 1997 and approximately 60 stores in fiscal 1998, all of which are expected to be in the larger store format. The Company also intends to expand or relocate 10 to 13 and 10 to 15 stores to the larger store format during the remainder of fiscal 1997 and in fiscal 1998, respectively. The Company has identified regional malls in major metropolitan areas for potential new store expansion, subject to financial return and site selection criteria. In addition, the Company may open one or two stores in non-mall street locations in metropolitan areas in fiscal 1997. The Company opened one outlet store in fiscal 1996 in a value-oriented enclosed shopping center in a southern California metropolitan area. Based on the initial performance of its first outlet store, the Company opened one additional outlet store in late May 1997 and intends to open two more outlet stores in fiscal 1997. In fiscal 1996 and in the first thirteen weeks of fiscal 1997, the Company opened an aggregate of 41 new stores in the following states: California (1), Colorado (1), Delaware (1), Florida (4), Georgia (1), Illinois (1), Indiana (2), Maryland (1), Massachusetts (3), Michigan (2), Minnesota (1), Nevada (1), New Jersey (1), New York (2), North Carolina (1), Ohio (8), Pennsylvania (7), Tennessee (1), Texas (1) and Wisconsin (1). Substantially all of the stores the Company expects to open during the remainder of fiscal 1997 will be opened in regions in which it currently operates.

     The Company's site selection strategy is to locate its stores in regional malls serving markets which meet its demographic criteria, including average household income and population density. The Company also considers mall sales per square foot, the performance of other retail tenants serving teens and young adult customers, anchor tenants and occupancy costs. The Company currently seeks store locations of approximately 3,000 square feet primarily in high traffic locations within a mall. As a result of the increased average store size opened in fiscal 1996, the Company's average total cost per store, including leasehold improvements, furniture and fixtures and landlord allowances, increased to approximately $193,000 from approximately $156,500 in fiscal 1995. In fiscal 1996, the average cost of expanding or relocating a store was approximately $239,000. The average total cost to build new stores will vary in the future, depending on various factors, including changes in store size and design, local construction costs and landlord allowances. The Company's average initial inventory for new stores opened in fiscal 1996 was approximately $130,000. In the first thirteen weeks of fiscal 1997 and in the first thirteen weeks of fiscal 1996, the Company's average initial inventory for new stores was approximately $115,000 and $122,000, respectively.

     The Company's continued growth depends on its ability to open and operate stores on a profitable basis. The Company's ability to expand successfully will be dependent upon a number of factors, including sufficient demand for the Company's merchandise in its existing and new markets, and the ability of the Company to locate and obtain favorable store sites, negotiate acceptable lease terms, obtain adequate merchandise supply and hire and train qualified management level and other employees.

  Store Operations

     Store operations are managed by a Vice President of Stores, three regional managers and 24 district managers, each of whom typically manages from 8 to 10 stores. These managers and individual store managers participate in a bonus program based on achieving predetermined levels of sales and, in the case of the district managers, inventory shrinkage. Each store also has a co-manager, an assistant manager and approximately 4 to 10 sales associates. Pacific Sunwear stores are open during mall shopping hours. The Company has well-established store operating policies and procedures and an extensive four week in-store training program for new store managers and co-managers. The Company places great emphasis on its loss prevention program in order to control inventory shrinkage. This program includes the installation of electronic article surveillance systems in all stores, education of store personnel on loss prevention, and monitoring of returns, voids and employee sales. Since fiscal 1991, the Company has achieved an inventory shrinkage rate of less than 1.0% of net sales in each fiscal year, which the Company believes is among the lowest shrinkage rates among national specialty apparel retailers.

INFORMATION SYSTEMS

     Pacific Sunwear's merchandise, financial and store computer systems are fully integrated and operate using IBM equipment. The systems have been in operation since 1986, and the software, which is primarily provided by one of the largest vendors to the retail trade, is regularly upgraded and modified as needs arise or change. Pacific Sunwear's information systems provide management, buyers, and planners comprehensive data which helps them identify emerging trends and manage inventories. The systems include purchase order management, open order reporting, open-to-buy, receiving, distribution, merchandise allocation, basic stock replenishment, inter-store transfers, inventory and price management. Weekly best/worst item sales reports are used by management to enhance the timeliness and effectiveness of purchasing and markdown decisions. Merchandise purchases are based on planned sales and inventories and are frequently revised to reflect changes in demand for a particular item or classification.

     All of the Company's stores have a point-of-sale system operating on IBM in-store computer hardware. The system features bar-coded ticket scanning, automatic price look-up, dial-out check and credit authorization, and automatic nightly transmittal of data between the store and the Company's corporate offices. Each of the regional and district managers use a laptop computer and can instantly access Company-wide information, including actual and budgeted sales by store, district and region, transaction information and payroll data. The Company believes its management information systems are adequate to support its planned expansion at least through fiscal 1998.

COMPETITION

     The retail apparel, footwear and accessory business is highly competitive. The Company competes on a national level with certain leading department stores and national chains which offer the same or similar brands and styles of merchandise. Pacific Sunwear also competes with a wide variety of regional and local specialty stores. Many of the Company's competitors are larger and have significantly greater resources than the Company. The Company believes the principal competitive factors in its industry are fashion, merchandise assortment, quality, price, store location and environment, and customer service.

TRADEMARKS AND SERVICE MARKS

     Pacific Sunwear is the owner in the United States of the federally registered service mark "Pacific Sunwear of California" and the federally registered trademarks "Bullhead," "Breakdown," "Diversion," "Island Force," "Hoax" and "Rare Brew." The Company has applied to register "Pacific Sunwear of California," "Pacific Sunwear," "Betty's Space" and "Tilt" as federally registered trademarks. The Company believes its rights in these marks are important to its business. The Company intends to maintain its marks and the related registrations.

EMPLOYEES

     At May 4, 1997, Pacific Sunwear had approximately 2,111 employees of whom 74 were employed in general and administrative functions at the Company's corporate headquarters, 31 were employed in distribution center functions, 27 were employed as regional or district managers and approximately 1,979 were store employees, of whom approximately 1,300 were part-time. A significant number of seasonal employees are hired during peak selling periods. None of the Company's employees is represented by a labor union, and the Company believes that its relationships with its employees are good.

PROPERTIES

     The Company's corporate offices and distribution facility occupy an aggregate of approximately 65,000 square feet in Anaheim, California under a lease expiring in December 2003. The Company has the right to terminate the lease agreement as of December 1998 for a termination fee of $90,000. Based on the Company's current expansion plans, the Company intends to relocate its corporate offices and distribution center in 1998 in close proximity to the current location of such facilities. In the event that the Company vacates its current facility prior to December 31, 1998, and the facility is not leased to a new tenant, the Company would also be required to make the balance of the lease payments due through December 31, 1998.

     All of the Company's stores are leased with initial lease terms ranging from approximately 8 to 10 years. Substantially all leases for the Company's stores provide for percentage rent, in excess of specified minimums, based upon net sales.

LITIGATION

     The Company is involved from time to time in litigation incidental to its business. Management believes that the outcome of current litigation will not have a material adverse effect upon the operations or financial condition of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:

           NAME              AGE                       POSITION
---------------------------  ---   -------------------------------------------------
Julius Jensen III(1)(2)....  64    Chairman of the Board
Greg H. Weaver.............  43    President and Chief Executive Officer, Director
Timothy M. Harmon..........  45    Executive Vice President of Merchandising
Carl W. Womack.............  46    Senior Vice President, Chief Financial Officer
                                   and Secretary
Ronald L. Ehlers...........  45    Vice President of Information Systems
Robert G. Entersz..........  51    Vice President of Merchandising, Juniors and
                                   Footwear
Larry J. Fesler............  46    Vice President of Stores
Gary C.W. Hunt.............  46    Vice President of Product Development
Robert M. Sayre............  42    Vice President of Merchandising, Young Men's and
                                   Accessories
Shelley Smith..............  38    Vice President of Real Estate
Pearson C. Cummin III(2)...  54    Director
Peter L. Harris(2).........  53    Director
James B. McCurry(1)........  48    Director

---------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     Julius Jensen III has served as Chairman of the Board since February 1996, and has been a director of the Company since 1988. Mr. Jensen has been a general partner of Copley Venture Partners, a venture capital investment firm, since 1985. He presently serves as a director of Mulberry Child Care Centers and Natural Wonders, Inc.

     Greg H. Weaver has served as President and Chief Executive Officer since October 1996, and as a director since February 1996. Mr. Weaver served as President and Chief Operating Officer from February 1996 to October 1996 and as Chief Operating Officer and Executive Vice President from October 1994 to February 1996. Mr. Weaver also served as Senior Vice President and Vice President since he joined the Company in July 1987.

     Timothy M. Harmon, who joined the Company in September 1991, has served as Executive Vice President of Merchandising since December 1996. He served as Senior Vice President of Merchandising from October 1994 to November 1996. He served as Vice President of Merchandising from September 1991 to September 1994. Prior to joining the Company, he served as Vice President and General Manager of Wideworld/MTV Sportswear, a domestic apparel manufacturer, from May 1990 until May 1991. From March 1986 until March 1990, Mr. Harmon served as Vice President and General Manager, Women's Division, of Chauvin International, an apparel manufacturer. Prior to that, he served as Divisional Merchandise Manager for Miller's Outpost, a young men's apparel retailer, where he was employed for six years.

     Carl W. Womack, who joined the Company in May 1986, has served as Senior Vice President and Chief Financial Officer since October 1994. He served as Vice President of Finance and Chief Financial Officer from May 1986 to September 1994. He has served as Secretary of the Company since November 1992. Prior to joining the Company, Mr. Womack served in several positions in public and private accounting. Mr. Womack is a certified public accountant.

     Ronald L. Ehlers joined the Company in June 1994 as Vice President of Information Systems. Previously, he was Director of Management Information Systems for Woman's World Shops, Inc., a women's specialty apparel retailer, where he was employed for 16 years.

     Robert G. Entersz joined the Company in November 1995 as Vice President of Merchandising, Juniors and Footwear. Prior to joining the Company, he was President of Journey's, a specialty shoe retailer, from May 1993 to February 1995. Previously he was Executive Vice President at Broadway Southwest, a department store, from January 1991 to April 1993. Prior to that, he was Senior Vice President and General Merchandise Manager at Rich's, a division of Federated Department Stores.

     Larry J. Fesler has served as Vice President of Stores since joining the Company in August 1993. Previously, he served for 11 years as Regional Sales Manager with The Limited for its southwest store operations, where he was employed for 15 years.

     Gary C.W. Hunt joined the Company as Vice President of Product Development in October 1993. Prior to joining the Company, he served as Vice President of Merchandising with Pepe Clothing (USA), a jeanswear collection company, from November 1990 to September 1993 and as Vice President of Merchandising with Filippo Enterprises, Inc., a national jeanswear manufacturer, from September 1988 to August 1990. Previously, he served as Vice President of Merchandising for Jordache and for Zena Enterprises, Inc., each of which is a jeanswear manufacturer.

     Robert M. Sayre joined the Company in February 1997 as Vice President of Merchandising, Young Men's and Accessories. Prior to joining the Company, he was General Merchandising Manager at J. Rigging's, a division of Edison Brothers Stores, Inc., where he was employed from March 1991 to December 1996. Previously, he was Vice President of Menswear at Harold's & Old School Clothing Company, a regional apparel retailer, from May 1990 to October 1990. Prior to that, he was employed at Britches of Georgetown, a regional apparel retailer, from May 1979 to April 1990.

     Shelley Smith joined the Company in October 1994 as Vice President of Real Estate. Previously, she was Director of Real Estate for Gymboree Corporation, a children's apparel retailer, from October 1993 to September 1994. From March 1989 to September 1993, she served as Director of Real Estate for Natural Wonders, Inc., a nature and science gift retailer. Prior to that, she was a Real Estate Representative for WNS, Inc., a specialty retailer with several chains, where she was employed from August 1985 to February 1989.

     Pearson C. Cummin III has served as a director of the Company since 1988. Mr. Cummin has been a general partner of Consumer Venture Partners, a venture capital investment firm, since January 1986. He serves as a director of Natural Wonders, Inc. and The Boston Beer Company.

     Peter L. Harris has served as a director of the Company since 1994. Mr. Harris has served as Chairman, Chief Executive Officer and President of Expressly Portraits, a family portrait studio chain, since August 1995. Previously, he was Chairman of Accolade, Inc., a publisher of interactive entertainment software, from May 1994 to January 1996, and Chief Executive Officer of Accolade, Inc. from May 1994 to June 1995. Prior to that, Mr. Harris was President and Chief Executive Officer of F.A.O. Schwarz from 1985 to 1992, and President of Gemco Department Stores from 1980 to 1984. Mr. Harris serves as a director of Natural Wonders, Inc., Boomtown, Inc. and ONSALE, Inc.

     James B. McCurry has served as a director of the Company since 1994. Mr. McCurry has been a business consultant since December 1996. Previously, he served as a Chairman of the Board and Chief Executive Officer of NeoStar Retail Group, Inc. ("NeoStar"), a specialty retailer of consumer software, from December 1994 to December 1996. He served as Chairman of the Board of Babbage's, Inc. from its incorporation in 1983 until its merger with Software Etc. to form NeoStar. NeoStar filed a voluntary petition under Chapter 11 of the U.S. Federal Bankruptcy Code in September 1996. Mr. McCurry serves as a director of American General Hospitality Corporation.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.


                                                                                  NUMBER
               UNDERWRITERS                                                      OF SHARES
               ------------                                                      ---------
    Robertson, Stephens & Company LLC..........................................   378,000
    Alex. Brown & Sons Incorporated............................................   294,000
    The Robinson-Humphrey Company, Inc. .......................................   168,000
                                                                                  -------
              Total............................................................   840,000
                                                                                  =======



     The Underwriters have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $1.23 per share, of which $0.10 may be reallowed to other dealers. After the public offering, the public offering price, concession and reallowance to dealers may be reduced by the Underwriters. No such reduction shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.



     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 126,000 additional shares of Common Stock at the same price per share as the Company will receive for the 840,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 840,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 840,000 shares are being sold.


     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.


     Subject to the exception described below, each officer and director who holds shares of the Company has agreed with the Underwriters, for a period of 90 days from the date of this Prospectus (the "Lock-Up Period"), not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of Common Stock, any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable for shares of Common Stock owned as of the date of this Prospectus or thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC which may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares subject to lock-up agreements. Excepted from the foregoing lock-up agreement is an aggregate of 50,000 shares (of the aggregate of 394,979 shares owned by the officers and directors as a group, including 190,160 shares underlying currently exercisable stock options held by such individuals). In addition, the Company has agreed that during the Lock-Up Period, the Company will not, without the prior written consent of Robertson, Stephens & Company LLC, issue, sell, contract to sell, or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, the Company's issuance of options and shares under existing employee stock option and stock purchase plans and certain other limited exceptions.

     The offering price for the Common Stock has been determined by negotiations between the Company and the Underwriters, based largely upon the market price for the Common Stock as reported on the Nasdaq National Market.

     In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP. A partner of such firm owns 6,000 shares of Common Stock of the Company. Certain matters will be passed upon for the Underwriters by Orrick, Herrington & Sutcliffe LLP.

                                    EXPERTS

     The financial statements as of February 2, 1997 and February 4, 1996 and for each of the three fiscal years in the period ended February 2, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the following regional offices of the Commission: Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding the Company. The address for such site is http://www.sec.gov. Such information with respect to the Company may also be inspected at the offices of the National Association of Securities Dealers, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (which together with all amendments, exhibits and schedules thereto, is referred to as the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not include all of the information set forth in the Registration Statement filed by the Company with the Commission under the Securities Act, as permitted by the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, and each statement shall be deemed qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K for the fiscal year ended February 2, 1997, (ii) Quarterly Report on Form 10-Q for the quarter ended May 4, 1997, and (iii) the Company's description of its Common Stock appearing in the Company's Registration Statement on Form 8-A dated February 24, 1993, each as filed with the Commission under the Exchange Act, are incorporated into this Prospectus by reference.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

     This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. These documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such document) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered. Requests for such copies should be directed to Carl Womack, Senior Vice President, Chief Financial Officer, Secretary, Pacific Sunwear of California, Inc., 5037 East Hunter Avenue, Anaheim, California 92807 (telephone: (714) 693-8066).

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       -----
YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29, 1995:
     Independent auditors' report....................................................    F-2
     Balance sheets as of February 2, 1997 and February 4, 1996......................    F-3
     Statements of operations for each of the three fiscal years in the period ended
      February 2, 1997...............................................................    F-4
     Statements of shareholders' equity for each of the three fiscal years in the
      period ended February 2, 1997..................................................    F-5
     Statements of cash flows for each of the three fiscal years in the period ended
      February 2, 1997...............................................................    F-6
     Notes to financial statements...................................................    F-7

THIRTEEN WEEKS ENDED MAY 4, 1997 AND MAY 5, 1996:
     Condensed balance sheet (unaudited) as of May 4, 1997...........................   F-14
     Condensed statements of operations (unaudited) for the thirteen weeks ended May
      4, 1997 and May 5, 1996........................................................   F-15
     Condensed statements of cash flows (unaudited) for the thirteen weeks ended May
      4, 1997 and May 5, 1996........................................................   F-16
     Notes to condensed financial statements.........................................   F-17

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Pacific Sunwear of California, Inc.
Anaheim, California

We have audited the accompanying balance sheets of Pacific Sunwear of California, Inc. as of February 2, 1997 and February 4, 1996, and the related statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 2, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Pacific Sunwear of California, Inc. as of February 2, 1997 and February 4, 1996 and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Costa Mesa, California
March 11, 1997

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                  FEBRUARY 2,      FEBRUARY 4,
                                                                      1997             1996
                                                                  ------------     ------------
CURRENT ASSETS:
  Cash and cash equivalents (Note 1)............................  $  9,962,626     $  4,315,842
  Accounts receivable...........................................       583,811          323,299
  Merchandise inventories.......................................    19,760,412       15,408,844
  Prepaid expenses, includes $1,910,681 and $1,575,311 of
     prepaid rent, respectively.................................     3,216,160        2,451,170
  Deferred taxes (Note 4).......................................     1,358,733        1,160,179
                                                                  ------------     ------------
     Total current assets.......................................    34,881,742       23,659,334
PROPERTY AND EQUIPMENT:
  Leasehold improvements........................................    25,210,439       22,044,879
  Furniture, fixtures and equipment.............................    20,244,954       16,667,276
                                                                  ------------     ------------
                                                                    45,455,393       38,712,155
  Less accumulated depreciation and amortization................   (15,952,174)     (12,088,943)
                                                                  ------------     ------------
     Net property and equipment.................................    29,503,219       26,623,212
OTHER ASSETS:
  Goodwill, net of accumulated amortization of $292,165 and
     $265,283, respectively.....................................       796,578          823,460
  Deposits and other assets.....................................       523,018          364,739
                                                                  ------------     ------------
     Total other assets.........................................     1,319,596        1,188,199
                                                                  ------------     ------------
          Total assets..........................................  $ 65,704,557     $ 51,470,745
                                                                  ============     ============
                             LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................................  $  6,686,561     $  5,268,496
  Accrued liabilities (Note 7)..................................     6,035,689        2,747,414
  Current portion of long-term debt (Note 2)....................            --          375,000
  Income taxes payable..........................................       469,258          468,661
                                                                  ------------     ------------
          Total current liabilities.............................    13,191,508        8,859,571
LONG-TERM DEBT (Note 2).........................................            --          406,250
DEFERRED COMPENSATION (Note 6)..................................       371,057          185,348
DEFERRED RENT...................................................     3,139,487        2,724,381
DEFERRED TAXES (Note 4).........................................     1,456,463          985,808
COMMITMENTS AND CONTINGENCIES (Note 5)..........................
SHAREHOLDERS' EQUITY (Notes 3 and 6):
  Preferred Stock, par value $.01; authorized, 5,000,000 shares;
     none issued and outstanding................................
  Common Stock, par value $.01; authorized 22,500,000 shares;
     issued and outstanding, 8,092,107 and 7,950,257 shares,
     respectively...............................................        80,921           79,503
  Additional paid-in capital....................................    30,737,782       28,914,368
  Retained earnings.............................................    16,727,339        9,315,516
                                                                  ------------     ------------
       Total shareholders' equity...............................    47,546,042       38,309,387
                                                                  ------------     ------------
          Total liabilities and shareholders' equity............  $ 65,704,557     $ 51,470,745
                                                                  ============     ============

                       See notes to financial statements.

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                            STATEMENTS OF OPERATIONS

                                                                  FISCAL YEAR ENDED
                                                    ---------------------------------------------
                                                    FEBRUARY 2,      FEBRUARY 4,      JANUARY 29,
                                                        1997             1996            1995
                                                    ------------     ------------     -----------
Net sales.........................................  $155,261,558     $112,921,005     $85,316,229
Cost of goods sold (including buying, distribution
  and occupancy costs)............................   106,126,306       80,787,679      59,481,279
                                                    ------------     ------------     -----------
Gross margin......................................    49,135,252       32,133,326      25,834,950
Selling, general and administrative expenses......    37,126,318       27,996,316      20,032,410
                                                    ------------     ------------     -----------
Operating income..................................    12,008,934        4,137,010       5,802,540
Interest income, net..............................       236,889           62,681         307,076
                                                    ------------     ------------     -----------
Income before income tax expense..................    12,245,823        4,199,691       6,109,616
Income tax expense (Note 4).......................     4,834,000        1,576,000       2,258,350
                                                    ------------     ------------     -----------
Net income........................................  $  7,411,823     $  2,623,691     $ 3,851,266
                                                    ============     ============     ===========
Net income per common and common equivalent share
  (Note 1)........................................  $       0.89     $       0.33     $      0.48
                                                    ============     ============     ===========
Weighted average common and common equivalent
  shares outstanding..............................     8,303,078        8,023,007       7,976,769
                                                    ============     ============     ===========

                       See notes to financial statements.

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                        COMMON     COMMON    ADDITIONAL
                                         STOCK      STOCK      PAID-IN      RETAINED
                                        SHARES     AMOUNT      CAPITAL      EARNINGS        TOTAL
                                       ---------   -------   -----------   -----------   -----------
BALANCE, JANUARY 30, 1994............  7,430,967   $74,310   $28,249,663   $ 2,840,559   $31,164,532
  Exercise of stock options and
     restricted stock grant (Note
     6)..............................    287,298     2,873       222,881            --       225,754
  Tax benefit related to exercise of
     stock options (Note 6)..........         --        --       178,035            --       178,035
  Net income.........................         --        --            --     3,851,266     3,851,266
                                       ---------   -------   -----------   -----------   -----------
BALANCE, JANUARY 29, 1995............  7,718,265    77,183    28,650,579     6,691,825    35,419,587
  Exercise of stock options and
     restricted stock grant (Note
     6)..............................    231,992     2,320       162,125            --       164,445
  Tax benefit related to exercise of
     stock options (Note 6)..........         --        --       101,664            --       101,664
  Net income.........................         --        --            --     2,623,691     2,623,691
                                       ---------   -------   -----------   -----------   -----------
BALANCE, FEBRUARY 4, 1996............  7,950,257    79,503    28,914,368     9,315,516    38,309,387
  Exercise of stock options and
     restricted stock grant (Note
     6)..............................    260,655     2,607     1,075,478            --     1,078,085
  Cancellation of restricted stock
     (Note 6)........................   (118,757)   (1,188)           --            --        (1,188)
  Cancellation of fractional shares
     due to 3-for-2 stock split (Note
     1)..............................        (48)       (1)       (1,692)           --        (1,693)
  Tax benefit related to exercise of
     stock options (Note 6)..........         --        --       749,628            --       749,628
  Net income.........................         --        --            --     7,411,823     7,411,823
                                       ---------   -------   -----------   -----------   -----------
BALANCE, FEBRUARY 2, 1997............  8,092,107   $80,921   $30,737,782   $16,727,339   $47,546,042
                                       =========   =======   ===========   ===========   ===========

                       See notes to financial statements.

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    FISCAL YEAR ENDED
                                                         ----------------------------------------
                                                         FEBRUARY 2,   FEBRUARY 4,   JANUARY 29,
                                                            1997          1996           1995
                                                         -----------   -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $ 7,411,823   $ 2,623,691   $  3,851,266
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.....................    5,273,060     4,304,693      2,877,923
     Change in:
       Accounts receivable.............................     (260,512)      (50,559)      (149,206)
       Merchandise inventories.........................   (4,351,568)   (4,292,654)    (4,995,679)
       Prepaid expenses................................     (764,990)     (610,925)      (922,372)
       Deposits and other assets.......................     (158,279)     (316,211)       103,188
       Accounts payable................................    1,418,065       625,717      2,305,479
       Accrued liabilities.............................    3,288,275       952,836        212,300
       Income taxes and deferred taxes.................    1,022,326       598,787       (223,696)
       Deferred rent...................................      415,106       866,596        890,595
       Deferred compensation...........................      185,709        (8,781)       134,129
                                                         -----------   -----------   ------------
          Net cash provided by operating activities....   13,479,015     4,693,190      4,083,927

CASH FLOWS FROM INVESTING ACTIVITIES:
  Short-term investment purchases......................           --            --     (6,500,000)
  Short-term investment maturities.....................           --     7,501,282     13,763,344
  Investment in property and equipment.................   (8,126,185)   (9,760,700)   (11,473,674)
                                                         -----------   -----------   ------------
          Net cash used in investing activities........   (8,126,185)   (2,259,418)    (4,210,330)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under loan agreement and capital
     lease obligations.................................     (781,250)     (382,274)      (471,618)
  Principal borrowings under loan agreement............           --            --      1,500,000
  Proceeds from exercise of stock options..............    1,075,204       266,109        403,789
                                                         -----------   -----------   ------------
          Net cash provided by (used in) financing
            activities.................................      293,954      (116,165)     1,432,171
                                                         -----------   -----------   ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS..............    5,646,784     2,317,607      1,305,768
     CASH AND CASH EQUIVALENTS, beginning of fiscal
       year............................................    4,315,842     1,998,235        692,467
                                                         -----------   -----------   ------------
     CASH AND CASH EQUIVALENTS, end of fiscal year.....  $ 9,962,626   $ 4,315,842   $  1,998,235
                                                          ==========    ==========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest..........................................  $    11,752   $   145,698   $    106,291
     Income taxes......................................    3,811,674       875,549      2,304,011

---------------

Non-cash transaction: During the fiscal years ended February 2, 1997, February 4, 1996 and January 29, 1995, the Company recorded an increase to additional paid-in capital of $749,628, $101,664 and $178,035, respectively, related to tax benefits associated with the exercise of non-qualified stock options.

                       See notes to financial statements.

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                         NOTES TO FINANCIAL STATEMENTS
 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business -- Pacific Sunwear of California, Inc. (the "Company") is a mall-based specialty retailer of everyday casual apparel, accessories and footwear designed to meet the lifestyle needs of active teens and young adults.

     Fiscal Year -- The Company's fiscal year is a 52- or 53-week period ending near January 31. Fiscal 1996 was a 52-week period ended February 2, 1997. Fiscal 1995 was a 53-week period ended February 4, 1996. Fiscal 1994 was a 52-week period ended January 29, 1995.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported expenses during the reported period. Actual results could differ from these estimates.

     Fair Value of Financial Instruments -- Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107") requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined by SFAS No. 107 as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At February 2, 1997, management believes that the carrying amounts of cash, receivables, and payables approximate fair value because of the short maturity of these financial instruments.

     Merchandise Inventories -- Merchandise inventories are stated at the lower of cost (first-in, first-out method) or market.

     Property and Equipment -- Leasehold improvements and furniture, fixtures and equipment are stated at cost. Amortization of leasehold improvements is computed on the straight-line method over the life of the lease (generally 10 years). Depreciation on furniture, fixtures and equipment is computed on the straightline method over five years.

     Intangible Asset -- Excess of cost over net assets acquired (goodwill), which arose from the acquisition of four stores in 1986, is being amortized on a straight-line method over 40 years. The Company evaluates the recoverability of its goodwill at each balance sheet date. The recoverability of goodwill is determined by comparing the carrying value of the goodwill to the estimated operating income of the related entity on an undiscounted cash flow basis. Any impairment is recorded at the date of determination.

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted SFAS No. 121 in the first interim period of fiscal 1996, and such adoption did not impact its financial position or results of operations.

     Income Taxes -- The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred taxes on income result from temporary differences between the reporting of income for financial statements and tax reporting purposes.

                         PACIFIC SUNWEAR OF CALIFORNIA

 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

     Deferred Rent -- The Company's policy is to average any defined rental escalations over the term of the related lease in order to provide level recognition of rent expense.

     Statements of Cash Flows -- For purposes of the statements of cash flows, the Company considers all highly-liquid debt instruments, if any, purchased with a maturity of three months or less to be cash equivalents.

     Stock Split -- On October 9, 1996, the Company effected a three-for-two stock split. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying the par value ($26,501) of the additional shares arising from the split from additional paid-in capital to common stock.

     Net Income per Common and Common Equivalent Share -- Net income per common and common equivalent share was computed based on the net income divided by the weighted average number of common and common equivalent shares outstanding during the years presented after giving effect to the stock split. Primary income per share approximates fully diluted income per share in each year presented. In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires the disclosure of basic and diluted earnings per share. For the year ended February 2, 1997, the amount reported as net income per common and common equivalent share is not materially different from that which would have been reported for basic and diluted earnings per share in accordance with SFAS No. 128.

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company has determined that it will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based transactions. See Note 6 for disclosure of the pro forma effect on net income and earnings per share.

     Merchandise Risk -- The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and provide merchandise that satisfies customer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have a material adverse effect on the Company's business, operating results and financial condition.

2.  CREDIT FACILITY

     The Company has a credit facility with a bank which expires in August 1998. The credit facility provides for an $11.5 million line of credit, which includes sub-limits of $7.5 million each for cash advances and commercial letters of credit. Interest on advances under the line of credit facility is payable monthly at the bank's prime rate (8.25% at February 2, 1997). At February 2, 1997, the Company had $2.0 million in letters of credit outstanding and no cash advances outstanding. The loan agreement subjects the Company to various restrictive covenants, including maintenance of certain financial ratios and prohibits payment of cash dividends on capital stock. At February 2, 1997, the Company was in compliance with such covenants.

3.  COMMON STOCK

     The Company's articles of incorporation provide for the authorization of 22,500,000 shares of common stock at a par value of $.01 per share. At February 2, 1997, there were 8,092,107 shares of common stock outstanding. On March 22, 1993, the Company sold 2,100,000 shares of its Common Stock in an initial public offering. The net proceeds to the Company from the offering were

                         PACIFIC SUNWEAR OF CALIFORNIA

 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

$16.0 million. On March 22, 1993, all outstanding shares of redeemable preferred stock were converted into shares of common stock in conjunction with the Company's initial public offering of its common stock. On October 9, 1996, the Company effected a three-for-two stock split. Shareholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying the par value ($26,501) of the additional shares arising from the split from additional paid-in capital to common stock.

4.  INCOME TAXES

     The components of income tax expense are as follows:

                                                                  FISCAL YEAR ENDED
                                                     -------------------------------------------
                                                     FEBRUARY 2,     FEBRUARY 4,     JANUARY 29,
                                                        1997            1996            1995
                                                     -----------     -----------     -----------
    Current income taxes:
      Federal......................................  $ 3,602,278     $ 1,323,047     $ 1,612,616
      State........................................      959,621         374,676         558,196
                                                      ----------      ----------      ----------
                                                       4,561,899       1,697,723       2,170,812
    Deferred income taxes:
      Federal......................................      272,196         (97,707)        138,950
      State........................................          (95)        (24,016)        (51,412)
                                                      ----------      ----------      ----------
                                                         272,101        (121,723)         87,538
                                                      ----------      ----------      ----------
                                                     $ 4,834,000     $ 1,576,000     $ 2,258,350
                                                      ==========      ==========      ==========

     A reconciliation of the income tax expense to the amount of income tax expense that would result from applying the federal statutory rate to income before income taxes is as follows:

                                                                  FISCAL YEAR ENDED
                                                     -------------------------------------------
                                                     FEBRUARY 2,     FEBRUARY 4,     JANUARY 29,
                                                        1997            1996            1995
                                                     -----------     -----------     -----------
    Provision for income taxes at statutory rate...  $ 4,286,000     $ 1,470,000     $ 2,138,000
    State income taxes, net of Federal income tax
      benefit......................................      624,000         228,000         329,000
    Tax-exempt interest income.....................           --         (50,000)       (142,000)
    Other..........................................      (76,000)        (72,000)        (66,650)
                                                      ----------      ----------     -----------
                                                     $ 4,834,000     $ 1,576,000     $ 2,258,350
                                                      ==========      ==========     ===========

                         PACIFIC SUNWEAR OF CALIFORNIA

 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

     At February 2, 1997 and February 4, 1996, the Company's current net deferred tax asset was $1,358,733 and $1,160,179, respectively, and long-term net deferred tax liability was $1,456,463 and $985,808, respectively. The major components of the Company's net deferred tax liability of $(97,730) and net deferred tax assets of $174,371 at February 2, 1997 and February 4, 1996, respectively, are as follows:

                                                                FEBRUARY 2,     FEBRUARY 4,
                                                                   1997            1996
                                                                -----------     -----------
    Depreciation..............................................  $(2,991,412)    $(2,250,759)
    Alternative minimum tax carryforwards.....................      147,902         605,371
    Deferred rent.............................................    1,311,678       1,149,689
    Reserve for store expansion/relocation and closing
      costs...................................................      595,079         231,041
    State income taxes........................................      113,932          33,078
    Inventory cost capitalization.............................      354,998         265,393
    Deferred compensation.....................................      155,028          78,217
    Other.....................................................      215,065          62,341
                                                                -----------     -----------
                                                                $   (97,730)    $   174,371
                                                                ===========     ===========

     At February 2, 1997, the Company had, for state franchise tax purposes, alternative minimum tax credit carryforwards of approximately $148,000 which have no expiration date.

5.  COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Company leases its retail stores, a corporate office and distribution facility and certain equipment under operating lease agreements expiring at various dates through 2008. Substantially all of the leases require the Company to pay maintenance, insurance, property taxes and percentage rent ranging from 5% to 7% based on sales volumes over certain minimum sales levels.

     Minimum future annual rental commitments under noncancelable leases are as follows:

            Fiscal year ending:
                 February 1, 1998..................................  $ 15,773,589
                 January 31, 1999..................................    16,067,394
                 January 30, 2000..................................    15,871,864
                 January 28, 2001..................................    15,098,714
                 February 2, 2002..................................    14,497,341
                 Thereafter........................................    49,045,847
                                                                     ------------
                                                                     $126,354,749
                                                                      ===========

     Rental expense, including common area maintenance, was $20,783,388, $17,010,342 and $11,675,633 of which $280,002, $118,507 and $203,096 was paid as percentage rent based on sales volume for the fiscal years ended February 2, 1997, February 4, 1996 and January 29, 1995, respectively.

     Letters of Credit -- The Company was contingently liable for $2.0 million in open letters of credit with foreign suppliers at February 2, 1997.

     Litigation -- The Company is involved from time to time in litigation incidental to its business. Management believes that the outcome of current litigation will not have a material adverse effect upon the operations or financial condition of the Company.

                         PACIFIC SUNWEAR OF CALIFORNIA

 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

6.  STOCK OPTION AND RETIREMENT PLANS

     Under the Company's stock option plans, incentive and non-qualified options have been granted to employees, directors and consultants to purchase common stock at prices equal to the fair value of the Company's shares at the grant dates.

     At February 2, 1997, outstanding incentive and non-qualified options had exercise prices ranging from $.39 to $23.38 per share, with a weighted average exercise price of $9.34, and generally begin vesting one year after the grant date. On the initial vesting date, 25% of the options vest and, thereafter, options generally continue to vest at 2.08% each calendar month. The options generally expire ten years from the date of grant or 90 days after employment or services are terminated.

     At February 2, 1997, incentive and non-qualified options to purchase 812,889 shares were outstanding. At February 2, 1997, 152,375 shares were available for future grants under the Company's stock option plans. During the years ended February 2, 1997, February 4, 1996, and January 29, 1995, the Company recognized tax benefits of $749,628, $101,664 and $178,035, respectively, resulting from the exercise of certain non-qualified stock options. Stock option (incentive and non-qualified) activity for the three years ended February 2, 1997 was as follows:

                                                                      STOCK OPTIONS
                                                             -------------------------------
                                                              NUMBER           PRICE RANGE
                                                             OF SHARES          PER SHARE
                                                             ---------       ---------------
    Balance at January 30, 1994............................    793,695        $.39 to $10.00
      Options granted......................................    186,300         5.00 to 11.59
      Options canceled.....................................     (2,866)          .39 to 1.55
      Options exercised....................................   (287,298)          .39 to 1.55
                                                              --------
    Balance at January 29, 1995............................    689,831          .39 to 11.59
      Options granted......................................     99,750          4.33 to 9.17
      Options canceled.....................................    (21,940)        1.55 to 10.00
      Options exercised....................................    (96,992)          .39 to 5.33
                                                              --------
    Balance at February 4, 1996............................    670,649          .39 to 11.59
      Options granted......................................    490,500         5.09 to 23.38
      Options canceled.....................................    (87,605)        1.21 to 10.00
      Options exercised....................................   (260,655)         .39 to 11.17
                                                              --------
    Balance at February 2, 1997............................    812,889          .39 to 23.38
                                                              ========

     The following is a summary of the weighted average exercise prices for activity during the year ended February 2, 1997:

                                                                                  WEIGHTED
                                                                                  AVERAGE
                                                                   SHARES      EXERCISE PRICE
                                                                  --------     --------------
    Beginning outstanding.......................................   670,649         $ 4.67
         Options granted........................................   490,500          12.20
         Options exercised......................................  (260,655)          4.11
         Options canceled.......................................   (87,605)          5.16
                                                                  --------
    Ending outstanding..........................................   812,889           9.34
    Exercisable as of February 2, 1997..........................   189,364           3.97

                         PACIFIC SUNWEAR OF CALIFORNIA

 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

     Additional information regarding options outstanding as of February 2, 1997 is as follows:

                                                OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                                     ------------------------------------------   ----------------------------
                                       NUMBER       WEIGHTED                        NUMBER
                                     OUTSTANDING     AVERAGE                      EXERCISABLE
                                        AS OF       REMAINING       WEIGHTED         AS OF         WEIGHTED
             RANGE OF                FEBRUARY 2,   CONTRACTUAL      AVERAGE       FEBRUARY 2,      AVERAGE
          EXERCISE PRICES               1997          LIFE       EXERCISE PRICE      1997       EXERCISE PRICE
-----------------------------------  -----------   -----------   --------------   -----------   --------------
$  .39 - $ 5.33....................    165,236         5.59          $ 3.06         115,544         $ 2.22
  5.50 -   5.67....................     65,468         7.09            5.57          38,011           5.59
  5.83 -   5.83....................    240,000         9.01            5.83              --             --
  6.00 -  15.42....................    164,435         8.45            9.84          35,809           7.90
 16.00 -  23.38....................    177,750         9.76           20.83              --             --
                                       -------                                      -------
   .39 -  23.38....................    812,889         8.21            9.34         189,364           3.97
                                       =======                                      =======

     In January 1996, the Company's previous Chief Executive Officer resigned effective March 1996, and surrendered 118,757 unvested shares of restricted stock to the Company which were subsequently canceled.

     As discussed in Note 1, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, " Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 5 years following vesting; stock volatility, 80.3% in fiscal 1996 and 92.2% in fiscal 1995; risk free interest rates, 6.6% in fiscal 1996 and 6.2% in fiscal 1995; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1996 and fiscal 1995 awards had been amortized to expense over the vesting period of the awards, pro forma net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                     FISCAL         FISCAL
                                                                      1996           1995
                                                                   ----------     ----------
    Net income..........................  As reported..........    $7,411,823     $2,632,691
                                          Pro forma............     7,056,742      2,592,916
    Net income per common and
      equivalent share..................  As reported..........          0.89           0.33
                                          Pro forma............          0.86           0.32

     The impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1995 and fiscal 1996 pro forma adjustments are not indicative of future period pro forma adjustments, when the calculation will apply to all stock options granted after fiscal 1994.

                         PACIFIC SUNWEAR OF CALIFORNIA

 FOR THE FISCAL YEARS ENDED FEBRUARY 2, 1997, FEBRUARY 4, 1996 AND JANUARY 29,
                                      1995

     In fiscal 1995, the Company established the Pacific Sunwear of California, Inc. Executive Deferred Compensation Plan (the "Executive Plan"). The Executive Plan covers officers of the Company, and is funded by participant contributions and periodic discretionary contributions from the Company. For each of the three fiscal years in the period ended February 2, 1997, the Company made contributions of $34,900, $13,545 and $-0-, respectively, to the Executive Plan.

     In 1992, the Company established the Pacific Sunwear of California, Inc. Employee Savings Plan ("the 401(k) Plan"). The 401(k) Plan is a defined contribution plan covering substantially all employees who have reached age 21 and have one year of service with the Company. The 401(k) Plan is funded by employee contributions and periodic discretionary contributions from the Company, which are subject to approval by the Company's Board of Directors. For each of the three fiscal years in the period ended February 2, 1997, the Company made contributions of $66,750, $59,100 and $31,000, respectively, to the 401(k) Plan.

7.  ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                  FEBRUARY 2,    FEBRUARY 4,
                                                                     1997           1996
                                                                  -----------    -----------
    Accrued compensation and benefits...........................  $2,939,217     $1,349,268
    Reserve for store expansion/relocation and closing costs....   1,424,315        547,491
    Sales tax payable...........................................     401,181        259,598
    Gift certificates and store merchandise credits.............     439,994        234,904
    Other.......................................................     830,982        356,153
                                                                  ----------     ----------
                                                                  $6,035,689     $2,747,414
                                                                  ==========     ==========

8.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                 FIRST        SECOND         THIRD        FOURTH
                                                QUARTER       QUARTER       QUARTER       QUARTER
                                              -----------   -----------   -----------   -----------
FISCAL YEAR ENDED FEBRUARY 2, 1997:
  Net sales.................................  $27,641,000   $34,567,000   $43,247,000   $49,807,000
  Gross margin..............................    7,278,000    10,818,000    14,287,000    16,752,000
  Operating income (loss)...................     (298,000)    2,426,000     4,450,000     5,431,000
  Net income (loss).........................     (170,000)    1,485,000     2,739,000     3,357,000
                                              -----------   -----------   -----------   -----------
  Net income (loss) per share...............  $     (0.02)  $      0.18   $      0.33   $      0.40
  Weighted average common and common
     equivalent shares outstanding (Note
     1).....................................    7,892,310     8,285,502     8,342,081     8,394,821

FISCAL YEAR ENDED FEBRUARY 4, 1996:
  Net sales.................................  $19,477,000   $25,672,000   $31,368,000   $36,404,000
  Gross margin..............................    4,652,000     7,190,000     9,662,000    10,629,000
  Operating income (loss)...................   (1,079,000)      357,000     2,142,000     2,717,000
  Net income (loss).........................     (619,000)      218,000     1,323,000     1,701,000
                                              -----------   -----------   -----------   -----------
  Net income (loss) per share...............  $     (0.08)  $      0.03   $      0.17   $      0.21
  Weighted average common and common
     equivalent shares outstanding (Note
     1).....................................    7,732,377     7,971,036     7,795,304     8,044,598

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                            CONDENSED BALANCE SHEET
                                  (UNAUDITED)

                                     ASSETS

                                                                                    MAY 4,
                                                                                     1997
                                                                                 ------------
CURRENT ASSETS:
  Cash and cash equivalents....................................................  $  7,196,956
  Accounts receivable..........................................................       803,367
  Prepaid income taxes.........................................................       304,540
  Merchandise inventories......................................................    22,461,924
  Prepaid expenses, includes $1,948,487 of prepaid rent........................     3,036,047
  Deferred taxes...............................................................     1,358,733
                                                                                 ------------
     Total current assets......................................................    35,161,567
PROPERTY AND EQUIPMENT:
  Leasehold improvements.......................................................    27,210,834
  Furniture, fixtures and equipment............................................    21,901,491
                                                                                 ------------
                                                                                   49,112,325
  Less accumulated depreciation and amortization...............................   (17,419,688)
                                                                                 ------------
     Net property and equipment................................................    31,692,637
OTHER ASSETS:
  Goodwill, net of accumulated amortization of $298,886........................       789,857
  Deposits and other assets....................................................       694,358
                                                                                 ------------
     Total other assets........................................................     1,484,215
                                                                                 ------------
          Total assets.........................................................  $ 68,338,419
                                                                                 ============
                            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.............................................................  $  8,502,095
  Accrued liabilities (Note 4).................................................     5,245,289
  Income taxes payable.........................................................            --
                                                                                 ------------
     Total current liabilities.................................................    13,747,384
DEFERRED COMPENSATION..........................................................       654,997
DEFERRED RENT..................................................................     3,254,754
DEFERRED TAXES.................................................................     1,456,463
SHAREHOLDERS' EQUITY:
  Preferred Stock, par value $.01; authorized, 5,000,000 shares; none issued and outstanding
  Common Stock, par value $.01; authorized, 22,500,000 shares; issued and
     outstanding, 8,135,134 shares.............................................        81,352
  Additional paid-in capital...................................................    31,291,852
  Retained earnings............................................................    17,851,617
                                                                                 ------------
     Total shareholders' equity................................................    49,224,821
                                                                                 ------------
          Total liabilities and shareholders' equity...........................  $ 68,338,419
                                                                                 ============

                             See accompanying notes

                       PACIFIC SUNWEAR OF CALIFORNIA, INC

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                       THIRTEEN WEEKS ENDED
                                                                    ---------------------------
                                                                    MAY 4, 1997     MAY 5, 1996
                                                                    -----------     -----------
Net sales.........................................................  $38,932,736     $27,640,975
Cost of goods sold (including buying, distribution, and occupancy
  costs)..........................................................   27,225,628      20,362,870
                                                                    -----------     -----------
Gross margin......................................................   11,707,108       7,278,105
Selling, general and administrative expenses......................    9,942,532       7,576,340
                                                                    -----------     -----------
Operating income (loss)...........................................    1,764,576        (298,235)
Interest income, net..............................................       95,702          29,659
                                                                    -----------     -----------
Income (loss) before income tax expense (benefit).................    1,860,278        (268,576)
Income tax expense (benefit)......................................      736,000         (99,000)
                                                                    -----------     -----------
Net income (loss).................................................  $ 1,124,278     $  (169,576)
                                                                    ===========     ===========
Net income (loss) per common and common equivalent share..........  $      0.13     $     (0.02)
                                                                    ===========     ===========
Weighted average common and common equivalent shares outstanding..    8,442,791       7,892,310
                                                                    ===========     ===========

                             See accompanying notes

                       PACIFIC SUNWEAR OF CALIFORNIA, INC

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                       THIRTEEN WEEKS ENDED
                                                                    ---------------------------
                                                                    MAY 4, 1997     MAY 5, 1996
                                                                    -----------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)...............................................  $ 1,124,278     $  (169,576)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
     Depreciation and amortization................................    1,474,235       1,234,916
     Change in:
       Accounts receivable........................................     (219,556)       (316,597)
       Merchandise inventories....................................   (2,701,512)     (2,707,960)
       Prepaid expenses...........................................      180,113          57,426
       Deposits and other assets..................................     (171,340)        (29,919)
       Accounts payable...........................................    1,815,534       4,264,612
       Accrued liabilities........................................     (790,400)        642,704
       Income taxes and deferred income taxes.....................     (324,350)       (557,150)
       Deferred rent..............................................      115,267         131,760
       Deferred compensation......................................      283,940          56,786
                                                                    -----------     -----------
          Net cash provided by operating activities...............      786,209       2,607,002

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in property and equipment............................   (3,656,932)     (1,521,251)
                                                                    -----------     -----------
          Net cash used in investing activities...................   (3,656,932)     (1,521,251)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under loan agreement.........................           --        (781,250)
  Proceeds from exercise of stock options.........................      105,053         488,276
                                                                    -----------     -----------
          Net cash provided by (used in) financing activities.....      105,053        (292,974)
                                                                    -----------     -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............   (2,765,670)        792,777
  CASH AND CASH EQUIVALENTS, beginning of period..................    9,962,626       4,315,842
                                                                    -----------     -----------
  CASH AND CASH EQUIVALENTS, end of period........................  $ 7,196,956     $ 5,108,619
                                                                    ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
     Interest.....................................................  $       478     $    10,685
     Income taxes.................................................    1,060,350         458,150

---------------

Non-cash transaction: During the thirteen weeks ended May 4, 1997, the Company recorded an increase to additional paid-in capital of $449,448 related to tax benefits associated with the exercise of non-qualified stock options.

                             See accompanying notes

                      PACIFIC SUNWEAR OF CALIFORNIA, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
            FOR THE THIRTEEN WEEKS ENDED MAY 4, 1997 AND MAY 5, 1996

NOTE 1 -- BASIS OF PRESENTATION

     The information set forth in these condensed financial statements as of May 4, 1997 and for the thirteen weeks ended May 4, 1997 and May 5, 1996 is unaudited. The information reflects all adjustments consisting only of normal recurring entries that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the thirteen weeks ended May 4, 1997 are not necessarily indicative of the results of operations for the full fiscal year.

     Certain information in the footnote disclosures normally included in financial statements has been condensed or omitted, in accordance with the rules and regulations of the Securities and Exchange Commission.

     The information in these interim statements should be read in conjunction with the Company's audited financial statements as of February 2, 1997 contain elsewhere in this Prospectus.

NOTE 2 -- NET INCOME (LOSS) PER COMMON AND COMMON EQUIVALENT SHARE

     Net income (loss) per common and common equivalent share is based on the weighted average number of common and common equivalent shares outstanding during the relevant periods. For the thirteen weeks ended May 5, 1996, no effect has been given to options outstanding under the Company's Stock Option Plan as they were not dilutive.

     Stock Split -- On October 9, 1996, the Company effected a three-for-two stock split. Earnings per share and share outstanding amounts have been given retroactive effect in these financial statements.

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 requires the disclosure of basic and diluted earnings per share. For the thirteen weeks ended May 4, 1997, the amount reported as net income per common and common equivalent share is not materially different from that which would have been reported for basic and diluted earnings per share in accordance with SFAS No. 128.

NOTE 3 -- FEDERAL AND STATE INCOME TAX EXPENSE(BENEFIT)

     The combined federal and state income tax expense (benefit) were calculated using estimated effective annual tax rates.

NOTE 4 -- ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                                 MAY 4,
                                                                                  1997
                                                                               ----------
    Accrued compensation and benefits........................................  $1,932,561
    Reserve for expansion/relocation and closing costs.......................   1,669,156
    Other accrued liabilities................................................   1,643,572
                                                                               ----------
                                                                               $5,245,289
                                                                               ==========

[BACK COVER: LARGE PHOTOGRAPH DEPICTING STORE INTERIOR WITH SMALLER PHOTOGRAPHS
 BELOW FEATURING YOUNG ADULTS IN ACTIVE MODES MODELLING APPAREL OFFERED BY THE
                                   COMPANY.]

                             [PACIFIC SUNWEAR LOGO]